Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 3, 2018

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Telus Convention Centre, 120 – 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 3, 2018, at 1:00 o'clock in the afternoon (MDT) for the following purposes:

  1.
  To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2017;

  2.
  To elect Directors for the ensuing year;

  3.
  To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

  4.
  To vote, on an advisory basis, on the Corporation's approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and

  5.
  To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 14, 2018 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES PRODUCES A PROPERLY ENDORSED SHARE CERTIFICATE OR OTHERWISE ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY, MAY 3, 2018.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with the 2017 proxy solicitation material.

  DATED at Calgary, Alberta, this 14th day of March 2018

BY ORDER OF THE BOARD OF DIRECTORS

PAUL M. MENDES Vice-President, Legal, General Counsel and Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED
(the "CORPORATION")

INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 3, 2018 AT 1:00 P.M. (MDT)

AT THE TELUS CONVENTION CENTRE
120 – 9TH AVENUE S.E. CALGARY, ALBERTA

Contents of This Information Circular

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2017, the reported Bank of Canada exchange rate for one Canadian dollar was U.S. $0.7971 and for one Pound Sterling was £0.5896. On December 31, 2017, the reported Bank of Canada exchange rate for one U.S. dollar was Canadian $1.2545 and for one pound sterling was Canadian $1.6961.

I.    INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation" or "Canadian Natural") for use at the 2018 Annual General Meeting of the Shareholders of the Corporation.

The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation.

Except as otherwise stated, the information contained herein is given as of March 14, 2018.

INFORMATION CONCERNING VOTING

Where and When the Meeting Will Be Held

The 2018 Annual General Meeting of the Shareholders of the Corporation will be held at the Telus Convention Centre, 120 – 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 3, 2018 at 1:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

Quorum for the Meeting

Holders of five percent of the outstanding common shares of the Corporation (the "Common Shares") entitled to vote, present at the Meeting in person or by proxy, will constitute a quorum for the Meeting.

Who Can Vote at the Meeting

Anyone who holds Common Shares as a registered shareholder or a beneficial shareholder on March 14, 2018 (the "Record Date") is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 3, 2018 or any adjournment of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and not later than 5 days before the Meeting you request your name be included on the list of shareholders entitled to vote at the Meeting.

You as a shareholder have the right to designate a person or company (who need not be a shareholder of the Corporation) other than N. Murray Edwards and Steve W. Laut, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy.

Voting as a Registered Shareholder

A registered shareholder is a shareholder who has a share certificate registered in their name. If you are a registered shareholder, you can attend the Meeting and vote in person, or, appoint someone to vote at the Meeting on your behalf in the manner described above.

Voting by proxy can be done in one of the following ways; 1) by mailing or personally delivering the completed form of proxy enclosed with this Information Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the form of proxy; or, 3) by internet by accessing the website address specified in the form of proxy.

Voting as Beneficial Shareholder

A non-registered shareholder (a beneficial shareholder) is a shareholder who has their shares held by an intermediary such as a broker, dealer, trustee or financial institution.

If you are a beneficial shareholder and you wish to have your shares voted at the Meeting, you must provide instructions to the intermediary who is holding your shares on how you want your shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instruction by calling a toll free number or by internet by accessing the website address indicated on the Voting Instruction Form and following the instructions.

If you wish to vote in person at the Meeting, insert your name in the space provided on the Voting Instruction Form provided to you and sign and return it to the intermediary in accordance with the instructions provided. Do not otherwise complete the form, as you will be voting at the Meeting. When you arrive at the Meeting please register at the registration table.

In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your shares at the Meeting.

How Your Shares Will Be Voted

Your shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxy holder is one designated by us, and no voting instructions have been specified by you, your shares will be voted: (i) in favour of each of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; and, (iii) on the advisory vote, in favour of the Corporation's approach to executive compensation.

The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but if the other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such proxy according to their best judgment.

Changing Your Vote

If you are a registered shareholder and change your mind on how you want your shares voted, or, you decide to attend the Meeting and vote in person, you can revoke your proxy by personally attending at the Meeting and voting your shares, or, depositing another form of proxy with a later date. You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada

M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment; or, (b) depositing written notice with the Chair of such Meeting on the day of the Meeting prior to its commencement or adjournment.

The written notice revoking your proxy can be from you or your attorney, provided they have your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

You May Receive More than One Set of Voting Materials

You may receive more than one set of voting materials, including multiple copies of this Information Circular and multiple proxy or Voting Instruction Forms if you hold your shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold shares. If you are a registered holder of record and you hold your shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

How the Votes are Counted

As a shareholder you are entitled to one vote for each Common Share you hold as at March 14, 2018 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or, (iii) it is required by law.

If You Have Other Questions

If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation's transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

The record date for determination of holders of Common Shares entitled to notice of and to vote at the Meeting is March 14, 2018, provided that, to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares produces a properly endorsed share certificate or otherwise establishes that they own such shares and requests not later than 5 days before the Meeting that their name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

As at March 14, 2018 the Corporation has 1,225,901,803 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation.

BUSINESS OF THE MEETING

Shareholders will be addressing four items at the Meeting:

(1)
Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2017.

(2)
Electing the directors of the Corporation to serve until the next Annual General Meeting of shareholders.

(3)
Appointing the Auditors of the Corporation to serve until the next Annual General Meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors' remuneration.

(4)
Conducting an advisory vote on the Corporation's approach to executive compensation.

Shareholders will also consider other business that may properly be brought before the Meeting.

RECEIVING THE ANNUAL REPORT

Copies of the Annual Report, including the Consolidated Financial Statements and the report of Auditors for the year ended December 31, 2017, will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation's website at www.cnrl.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation's independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a board of directors (the "Board") who are elected annually at each Annual General Meeting of Shareholders. Directors are elected to hold office until the next Annual General Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual General Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors. Shareholders will be asked to elect 11 directors at the Meeting of which 8 nominees out of 11 (73%) are independent. Mr. Tim S. McKay was appointed by the Board of Directors effective February 27, 2018. The remaining 10 nominees are currently Directors who were elected at the Annual General Meeting of Shareholders of the Corporation held on May 4, 2017.

The following table sets forth, among other information, the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed a director; the voting results of the Nominee at the previous Annual General Meeting, if applicable; the number and market value of the Common Shares and/or Deferred Share Units ("DSUs") of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 14, 2018; whether each Nominee meets the mandatory share ownership level; the meeting attendance record of each Nominee, if applicable; whether each Nominee is independent or non-independent; and, in the case of Nominees who are members of management, the number of stock options and performance share units ("PSUs") held. Refer to page A–6 for additional information on the level of experience reflected on the Board.

Majority Voting Policy for Directors

In accordance with the Corporation's majority voting policy for directors, any nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The majority voting policy does not apply if there are contested director elections.

Catherine M. Best, FCA, ICD.D (age 64) Calgary, Alberta Canada Director since November 2003 Independent	Ms. C.M. Best is a corporate director. Until May 2009, she served as Interim Chief Financial Officer of Alberta Health Services. Prior to that she was Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. Prior to 2000, she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C.M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of the Alberta Children's Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

Voting Results at 2017 Annual General Meeting	For: 96.57% Withheld: 3.43%

Other Public Company Board Memberships	Superior Plus Corporation AltaGas Ltd. Badger Daylighting Ltd.

	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit (Chair) Compensation	6 of 6 5 of 5 7 of 7	100%	Common Shares 39,488/$1,530,160	Required Ownership $632,092	Exceeds Ownership Requirements

N. Murray Edwards, O.C. (age 58) London, England Executive Chair Director since September 1988 Non-independent (Management)	Mr. N.M. Edwards is an investor and corporate director. Prior to December 2015, he was President, Edco Financial Holdings Ltd., a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and is a recipient of the Order of Canada.

Voting Results at 2017 Annual General Meeting	For: 98.27% Withheld: 1.73%

Other Public Company Board Memberships	Ensign Energy Services Inc. Magellan Aerospace Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Reserves	6 of 6 3 of 3	100%	Common Shares 21,273,494/$824,347,893 Stock Options 2,200,000 PSU 151,195/$5,858,806	Required Ownership $2,268,000	Exceeds Ownership Requirements

Timothy W. Faithfull (age 73) London, England Director since November 2010 Independent	Mr. T.W. Faithfull is a corporate director. Until July 2003, when he retired, he was President and Chief Executive Officer of Shell Canada Limited. He joined the Royal Dutch Shell Group of companies in 1967 and throughout his 36 year international career with them he held ever increasing senior positions including Vice-President Crude Oil Shell International Trading and Shipping Company from 1993 to 1996 and Chairman and CEO Shell Companies in Singapore from 1996 to 1999, culminating in his appointment as President and Chief Executive Officer of Shell Canada Limited. Between 1999 and July 2003, he also served on the boards of the Calgary Health Trust and Epcor Centre for the Performing Arts and is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada-UK Colloquia. Mr. T.W. Faithfull holds Master of Arts from the University of Oxford (Keble College) (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program). He is a Distinguished Friend of the University of Oxford and of the London Business School. In the UK he is the Senior Independent Director of ICE Futures Europe, a non-public company that operates the financial, energy and commodities future exchange. As part of his ICE Futures Europe role, he serves on the Brent Oversight Committee of the ICE Brent Index, the regulated benchmark for Brent crude oil futures. He is a former director of AMEC plc, Canadian Pacific Railway, Enerflex Systems Income Fund and Shell Pension Trust Ltd. (private).

Voting Results at 2017 Annual General Meeting	For: 99.71% Withheld: 0.29%

Other Public Company Board Memberships	TransAlta Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Health, Safety, Asset Integrity and Environmental	6 of 6 5 of 5 4 of 4	100%	Common Shares 9,000/$348,750 DSU 31,506/$1,220,858	Required Ownership $632,092	Exceeds Ownership Requirements

Christopher L. Fong (age 68) Calgary, Alberta Canada Director since November 2010 Independent	Mr. C.L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980, Mr. C.L. Fong worked as a petroleum engineer and as corporate planning analyst in the oil and gas industry. He has served as Chair of EducationMatters, Calgary's Public Education Trust, as a governor of Honen's, an International Piano Competition, past Chair of UNICEF Canada and has served on the Petroleum Advisory Committee of the Alberta Securities Commission. Mr. C.L. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary.

Voting Results at 2017 Annual General Meeting	For: 99.89% Withheld: 0.11%

Other Public Company Board Memberships	Computer Modelling Group Ltd.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Health, Safety, Asset Integrity and Environmental Reserves	6 of 6 4 of 4 3 of 3	100%	Common Shares 30,475/$1,180,906 DSU 1,000/$38,750	Required Ownership $632,092	Exceeds Ownership Requirements

Ambassador Gordon D. Giffin (age 68) Atlanta, Georgia U.S.A. Director since May 2002 and Lead Independent Director since May 2012	Ambassador G.D. Giffin is a partner at Dentons US LLP, in their Washington, D.C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 20 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law.

Voting Results at 2017 Annual General Meeting	For: 98.04% Withheld: 1.96%

Other Public Company Board Memberships	Canadian National Railway Company TransAlta Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Nominating, Governance and Risk (Chair)	6 of 6 5 of 5 3 of 3	100%	Common Shares 78,561/$3,044,239	Required Ownership $632,092	Exceeds Ownership Requirements

Wilfred A. Gobert (age 70) Calgary, Alberta Canada Director since November 2010 Independent	Mr. W.A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters and Co. Limited, a position he held since 2002, and was a member of its Board of Directors and its Executive Committee. He joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included research analysis of integrated oil companies and oil and gas producers. Throughout the 1990s and early 2000s, he consistently ranked among the top ten rated analysts in the annual survey of oil industry analysts in Canada. Mr. W.A. Gobert received an MBA degree from McMaster University as well as Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute.

Voting Results at 2017 Annual General Meeting	For: 97.85% Withheld: 2.15%

Other Public Company Board Memberships	Gluskin Sheff & Associates Paramount Resources Ltd.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation Nominating, Governance and Risk Reserves	6 of 6 7 of 7 3 of 3 3 of 3	100%	Common Shares 53,280/$2,064,600	Required Ownership $632,092	Exceeds Ownership Requirements

Steve W. Laut (age 60) Calgary, Alberta Canada Executive Vice Chairman Director since August 2006 Non-independent (Management)	Mr. S.W. Laut became Executive Vice-Chairman of the Corporation on March 1, 2018. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. He has been instrumental in contributing to the Corporation's growth and success during his tenure. Mr. S.W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta ("APEGA").

Voting Results at 2017 Annual General Meeting	For: 99.33% Withheld: 0.67%

Other Public Company Board Memberships	None

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Health, Safety, Asset Integrity and Environmental	6 of 6 4 of 4	100%	Common Shares 2,357,486/$91,352,583 Stock Options 1,408,000 PSU 92,633/$3,589,529	Required Ownership $2,268,000	Exceeds Ownership Requirements

Tim S. McKay (age 56) Calgary, Alberta Canada President Director since February 2018 Non-independent (Management)	Mr. T.S. McKay became President of the Corporation on March 1, 2018. Prior thereto, he joined the Corporation as Production Engineer in 1990 and was appointed to positions of increasing responsibility as Vice-President, Production in 1996, Senior Vice-President, Production in 2001, Senior Vice-President, Operations in 2002 and Chief Operating Officer since 2010. He has played a significant role in the Corporation's evolution throughout his tenure. Mr. T.S. McKay holds a Bachelor of Science in Petroleum Engineering from the University of Alberta. Mr. McKay is also a member of APEGA.

Voting Results at 2017 Annual General Meeting	N/A

Other Public Company Board Memberships	None

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

	N/A	N/A	Common Shares 1,157,853/$44,866,804 Stock Options 1,240,000 PSU 64,339/$2,493,136	Required Ownership $1,944,000	Exceeds Ownership Requirements

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 70) Cap Pelé, New Brunswick Canada Director since August 2006 Independent	Mr. F.J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, a post-graduate degree in political science from Queen's University, and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.

Voting Results at 2017 Annual General Meeting	For: 97.51% Withheld: 2.49%

Other Public Company Board Memberships	Brookfield Asset Management Inc.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation (Chair) Nominating, Governance and Risk	6 of 6 7 of 7 3 of 3	100%	Common Shares 17,064/$661,230 DSU 38,461/$1,490,364	Required Ownership $632,092	Exceeds Ownership Requirements

David A. Tuer (age 68) Calgary, Alberta Canada Director since May 2002 Independent	Mr. D.A. Tuer is Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D.A. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which was engaged in the potential development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D.A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is Chairman of the board of directors of Altalink Management LLP, a private limited partnership.

Voting Results at 2017 Annual General Meeting	For: 98.58% Withheld: 1.42%

Other Public Company Board Memberships	None

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Reserves (Chair)	6 of 6 5 of 5 3 of 3	100%	Common Shares 79,508/$3,080,935	Required Ownership $632,092	Exceeds Ownership Requirements

Annette M. Verschuren, O.C. (age 61) Toronto, Ontario Canada Director since November 2014 Independent	Ms. A.M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011. Prior to joining The Home Depot, she was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. Previously, she was the Vice President, Corporate Development of Imasco Ltd. and Executive Vice President of Canada Development Investment Corporation. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group and is a board member of the CAMH Foundation, the Rideau Hall Foundation and the MARS Discovery District. Ms. A.M. Verschuren is an Officer of the Order of Canada and holds honorary doctorate degrees from six universities including St. Francis Xavier University, where she also earned a Bachelor of Business degree.

Voting Results at 2017 Annual General Meeting	For: 97.63% Withheld: 2.37%

Other Public Company Board Memberships	Air Canada Saputo Inc.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation Health, Safety, Asset Integrity and Environmental	6 of 6 7 of 7 4 of 4	100%	Common Shares 20,587/$797,746 DSU 1,000/$38,750	Required Ownership $632,092	Exceeds Ownership Requirements

We would like to acknowledge the contribution and service to the Corporation and to the Board of The Honourable Gary A. Filmon, who is not standing for re-election at the Meeting having reached the mandatory retirement age of 75. Mr. Filmon has served as a director since February, 2006 and as a member of both the Audit Committee and the Nominating, Governance and Risk Committee since that time. The depth of knowledge, experience and stewardship brought to the Board by Mr. Filmon and his ongoing dedication to the Corporation and its shareholders has contributed to the success of the Corporation.

Additional Disclosures Relating to Directors

Ambassador G.D. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") with the Superior Court of Quebec in Canada.

Mandatory Share Ownership

The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold Common Shares and/or DSUs of the Corporation within five (5) years from the date of the director's appointment to the Board equal to a minimum aggregate market value of $632,092, being three times the annual retainer fee paid to directors in 2017. Management directors are required to hold Common Shares within three (3) years from the date of their appointment as an officer of the Corporation equal to a minimum aggregate market value of four times their annual salary. As the Executive Chair's annual salary is $1, his mandatory, required holdings in 2017 was the same as Mr. S.W. Laut's, at $2,268,000, being four times his annual salary.

Directors are required to confirm annually for the Corporation's Information Circular their Common Share and DSU ownership position which is reported in the table above for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that it has not been hedged against declines in the value of the Common Shares or otherwise sold.

Diversity Policy Statement

The Corporation believes in diversity and values the benefits that a diverse workforce can bring to the entire organization. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group bias and ensures that the Corporation has the opportunity to benefit from all available talent and ideas. By creating an atmosphere where all people are welcomed, the Corporation is a place where everyone can grow and contribute to the success of the organization. The Corporation believes promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual in light of the needs of the organization without focusing on a single diversity characteristic. The Corporation will continue to ensure that it is a representative employer, reflecting all the diversity evident in our society.

The Corporation also believes that it is in its best interests to have a Board of Directors whose members are diverse in background and experience and can bring a broad perspective to decision making for the good governance, guidance, direction and leadership of the Corporation. The Board of Directors supports diversity in all its forms and in sufficient numbers to bring a wide range of perspectives to its decision making processes. Director nominees are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board of Directors believes that a Board composition where 30% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to

Board effectiveness are considered, and is committed to identifying and recruiting qualified female directors to satisfy that threshold. (See page A–10 for further discussion.)

The Corporation encourages the advancement of women and minorities within the organization and supports diversity as a means to stimulate creativity and innovation while promoting personal development. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to continuing education and career development opportunities within the Corporation. Appointments by the Board of Directors to the executive level are determined on the merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

DIRECTOR COMPENSATION

With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee reviews the fees paid to the directors to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of cash and Common Shares to its non-management directors in their capacity as directors. In 2013, the Nominating, Governance and Risk Committee reviewed the fees paid to directors and recommended to the Board that the fees be adjusted to remain comparable with fees paid by companies of similar size and complexity. The Board approved the recommended fee adjustment and the fees became effective May 3, 2013. In 2015, in recognition of the impact continued low commodity prices was having on the Corporation, the Board of Directors reduced the annual retainer fee by 10% from $50,000 to $45,000, which did not change in 2017.

Annual Retainer Fees(1)

Board Member	$45,000
	4,000 Common Shares	(2)

Committee Member	$5,000

Committee Chair	$10,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$15,000

Lead Independent Director	$25,000

Per Meeting Fees
Attended in person	$1,500
Attended by telephone unless meeting called by telephone	$1,000
Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$4,000 per round trip

(1)
Retainer fees can be taken as DSUs which are redeemed for cash after the director leaves the Board. Messrs. T. W. Faithfull and F. J. McKenna are participants in the DSU plan. As of January 1, 2018, Mr. C.L. Fong and Ms. A.M. Verschuren became participants in the DSU Plan. Mr. G.A. Filmon ceased to be a participant in the DSU Plan effective January 1, 2017.

(2)
Shares are purchased on the Toronto Stock Exchange ("TSX").

There are no vesting or hold restrictions on the shares purchased as part of director's fees except to the extent required to be in compliance with the share ownership threshold for directors under the share ownership guidelines of the Corporation. Fees paid are inclusive of the time required preparing for Board or committee meetings.

The DSUs are included in the share ownership requirements for a Director.

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer, meeting fees or other form of director fees are paid to such directors. The compensation paid to Messrs. N.M. Edwards and S.W. Laut is reported in the Summary Compensation Table for Named Executive Officers on page 43. Fees paid to non-management directors for 2017 are reported in the table below.

Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation(3)	Total

C.M. Best	$102,000	$–	$–	$165,697	$–	$–	$267,697
T.W. Faithfull	77,500	–	–	165,697	–	16,000	259,197
G.A. Filmon	75,500	–	–	165,697	–	12,000	253,197
C.L. Fong	79,500	–	–	165,697	–	–	245,197
G.D. Giffin	106,000	–	–	165,697	–	16,000	287,697
W.A. Gobert	87,500	–	–	165,697	–	–	253,197
F.J. McKenna	89,000	–	–	165,697	–	16,000	270,697
D.A. Tuer	80,000	–	–	165,697	–	–	245,697
A.M. Verschuren	$80,000	$–	$–	$165,697	$–	$16,000	$261,697

(1)
The amount shown represents the cost of Common Shares purchased on the TSX as the equity portion of the 2017 fees paid to directors.

(2)
Messrs. T.W.    Faithfull and F.J. McKenna participate in the DSU Plan and receive the equivalent number of DSUs in lieu of shares for the equity portion of directors' fees which are given the same value as the Common Shares purchased for the other directors. As of January 1, 2018, Mr. C.L. Fong and Ms. A.M. Verschuren became participants in the DSU Plan. Mr. G.A. Filmon ceased to be a participant in the DSU Plan effective January 1, 2017.

(3)
The amount shown was paid to a director whose principal place of residence is outside the Province of Alberta and who attended meetings in person in 2017.

 APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation, upon the recommendation of the Audit Committee of the Board of Directors, has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2018 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for one year.

The Audit Committee of the Board of Directors in 2017 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's consolidated financial statements and internal controls over financial reporting, reviews of the Corporation's quarterly unaudited consolidated financial statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets, Crown Royalty Statements and in respect of the Athabasca Oil Sands Project ("AOSP") acquisition; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC's accounting literature library. Fees accrued to PwC are shown in the table below.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2017	Fiscal 2016

Audit	$2,960,000	$2,512,000
Audit Related	574,000	246,000
Tax Related	470,000	410,000
Other	52,000	62,000

Total Accrued Fees	$4,056,000	$3,230,000

Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form under "Audit Committee Information".

 NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporation is once again providing you with an opportunity to advise us of your view on its approach to executive compensation through a non-binding advisory vote ("Say On Pay"). Our compensation policies and procedures are centered on a pay-for-performance philosophy and aligned with the long term interests of our shareholders. With a pay mix heavily weighted towards at-risk incentive pay (short-term incentives comprised of annual cash incentive awards and long-term incentives comprised of stock options), our compensation program is designed to:

  •
  Reward the creation of long-term shareholder value.

  •
  Reflect short-, mid- and long-term corporate performance.

  •
  Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is "at risk".

  •
  Be competitive, so as to attract and retain talented individuals.

  •
  Encourage share ownership by employees.

  •
  Align the pay-for-performance approach to executive compensation to the long-term interests of the shareholders.

In deciding how to vote on this proposal, the Compensation Committee encourages you to read the "Letter to Shareholders" from the Compensation Committee and the "Compensation Discussion and Analysis" sections beginning on page 16 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.

Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board of Directors, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. At the last Annual General Meeting on May 4, 2017, shareholders supported the Corporation's approach to executive compensation, with 95.4% of the votes cast in favour of the resolution.

The Board of Directors unanimously recommends that you vote in favour of the proposed resolution on the Corporation's approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked, at the Meeting, to approve the following resolution:

  "BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

  1.    On an advisory basis and not to diminish the role and responsibilities of the Board of Directors or that of the Compensation Committee, the shareholders accept the approach to executive compensation as described in the "Compensation Discussion and Analysis" section of the Information Circular dated March 14, 2018 and delivered in advance of the 2018 Annual General Meeting of Shareholders."

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

II.    INFORMATION RESPECTING EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE

Dear Fellow Shareholders:

The following Compensation Discussion and Analysis (the "CD&A") details the compensation paid to your company's executives in 2017. The discussion also gives you comprehensive information on your company's pay-for-performance, governance practices and performance culture – one of entrepreneurialism, with a focus on and maximizing shareholder value over the long-term.

Canadian Natural had a transformational year in 2017 with the completion of Horizon Phase 3 and the acquisition of a 70% direct and indirect interest in the AOSP and completing its targeted transition to a long life low decline asset base. The Corporation continued to execute on its strategy of balanced capital allocation through economic resource development, increased balance sheet strength, opportunistic acquisitions and increased returns to shareholders. The Compensation Committee (the "Committee") carefully considered the performance of the Company given the economic realities faced by the industry, the strong support (95%) of the Say On Pay vote cast by you in 2017, and the emerging trends in executive compensation in making their assessment of this year's executive compensation. In light of the enhancements adopted by the Corporation in 2016, the Committee also evaluated the overall compensation structure to ensure that executive compensation remains strongly aligned with your interests as shareholders.

We continue to pay for performance. Canadian Natural assessed corporate performance under four categories: 1) financial, 2) strategic, 3) operational, and 4) safety, asset integrity and environmental. Performance under each of these categories is assessed through testing specific metrics against a target performance range and/or a benchmark determined by prior period performance. In 2017, the Committee enhanced the benchmarks for safety, asset integrity and environmental to better reflect the size of the Corporation and its increasing production profile. The chosen metrics align with the Corporation's strategy, guidance provided to shareholders and overarching goal of continuous improvement and sustainable long-term value-creation for its shareholders.

With respect to compensation for the Named Executive Officers ("NEOs"), we:

  (i)
  maintained a structured approach in establishing total compensation to be awarded to NEOs;

  (ii)
  reviewed the performance metrics and the weightings assigned to each metric;

  (iii)
  reviewed year over year performance and 2017 performance relative to established targets;

  (iv)
  reviewed the one, three and five year total shareholder return ("TSR"); and

  (v)
  reviewed the peer group, the rationale for the choice of peers, peer pay practices and compensation levels and confirmed our position amongst those peers and considered other relevant factors.

The Committee also fulfilled its mandate including the review and approval of the executive succession plans as outlined on page 21.

2017 PERFORMANCE

We evaluated Canadian Natural's performance relative to our May 31, 2017 guidance. With the announcement of the AOSP transaction in early March, the impact of the transaction was a material change from the original 2017 issued budget and represented a more meaningful benchmark of the Corporation's performance going forward. Throughout 2017, commodity prices continued to be challenged. The Corporation continued its focus on optimizing its operations to reduce its overall cost structure, targeting effective and efficient operations across all segments of its business. Overall in 2017, the Corporation accomplished strong operational execution, while maintaining a focus on improving its safety and environmental performance, resulting in strong financial results in relation to its established goals:

  •
  Financial:  Canadian Natural met all of its financial targets for 2017, with improved funds flow from operations, a significantly improved debt to EBITDA metric and increased return metrics in higher ROE and ROACE. Debt to book capitalization results were achieved within the Corporation's 25 – 45% targeted range, even after incorporating the impacts of the AOSP acquisition.

  •
  Strategic:  Canadian Natural continued to execute on its defined plan, with the ongoing transition to a long life low decline asset base. The Corporation successfully completed construction of the Horizon Phase 3 expansion and subsequently ramped up production on schedule and slightly ahead of its targeted production volumes for December 2017 of 240,000 bbl/d. In 2017, Canadian Natural further increased the robustness of its funds flow generation with the successful completion of the transformational AOSP acquisition. This acquisition brought immediate value, while bolstering the Corporation's light crude oil mix and further increasing the Corporation's long life low decline asset base. Later in the year, the Corporation added to its long life low decline assets with the acquisition of contiguous lands and operations at its world class Pelican Lake asset. Additionally, Canadian Natural was able to return significant value to shareholders through its 17th consecutive year of dividend increases.

  •
  Operations:  In 2017, the Corporation achieved overall production of approximately 962 MBOE/d before royalties and operating costs of $15.87/BOE, both of which were well within previously issued guidance. The large increase in production over 2016 levels was driven by a full year of Phase 2B production from Horizon and 7 months of production from the newly acquired AOSP assets.

  •
  Safety, asset integrity and environmental:  The Corporation performed very well on its overall safety, asset integrity and environmental performance in 2017. The Corporation outperformed on recordable injury frequency and performed on pipeline leaks, Greenhouse Gas ("GHG") emissions intensity and total lost time injury frequency.

The Committee reviewed Canadian Natural's TSR performance: the absolute 1 year TSR was 8%, the 3 year TSR was 35% and the 5 year TSR was 76%. Additionally, the Committee reviewed the Corporation's reserves per share growth with Canadian Natural performing well against its peers at 40%, 62%, and 79% reserves per share growth for the 1 year, 3 year, and 5 year periods respectively. Considering commodity prices remained challenged in 2017, the relative TSR and reserves growth delivered by Canadian Natural demonstrates the robustness of the Corporation's assets, the strength of the management team and continued execution of its strategy.

Canadian Natural's 1 year performance as measured by TSR ranked well against its peers, outperforming 10 out of 12 of its peer group. Canadian Natural's 3 year TSR and 5 year TSR were at the 91st percentile relative to its peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 1 year, 3 year and 5 year TSR.

2017 Pay Decisions

As a result of the focus on cost control in the current commodity price environment, Canadian Natural did not increase base salaries again in 2017. In 2015, members of the Corporation's Management Committee took a 19% salary reduction and all other employees experienced salary reductions of up to

13%. In recognition of the economic situation facing the Corporation, the Board of Directors also reduced its annual retainer fee by 10% in 2015 and no change has been made since then.

The Committee continually reviews and evaluates elements of the Corporation's compensation package to ensure that it remains competitive, while addressing any expressed concerns of stakeholders. The Committee also recognizes the contributions of executives and employees, notably for the strong operating and strategic performance of the Corporation in a difficult industry environment. The Committee maintained the integrity of the formulaic approach to incentive payments, while utilizing some discretion in recognizing the transformation undertaken by the Corporation in 2017. So, having considered the Corporation's results listed above, the Committee awarded a corporate performance score of 129%, which results in a bonus and PSU award of 172.5% of target. As a result, the Total Compensation for NEOs (excluding Messrs. L.G. Stevens and R.J.H. Doucet) increased on average 11.6%.

We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as shareholders while mitigating compensation related risks to the Corporation. As always, we welcome comments and feedback from our shareholders.

Submitted by the members of the Compensation Committee:

Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Annette M. Verschuren

COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight and Compensation Governance

To oversee the Corporation's compensation practices, the Board of Directors (the "Board") established a Compensation Committee (the "Committee") comprised solely of independent directors.

The Directors who were members of the Committee during 2017 are: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna (Chair), and Annette M. Verschuren, all of whom are independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, auditing, law and business management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.

Compensation Committee Mandate

With respect to compensation, the Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers, including the Corporation's Named Executive Officers, and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation's executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and, approves the compensation paid to the Executive Chair, the Executive Vice-Chair and the President. The Committee's role includes ensuring there is (i) a well-defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing performance.

Risk Considerations

Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risks facing the Corporation, including strategic, operational, cyber and reputational risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance, regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and those steps management has taken to monitor, control and report such exposures.

Compensation Risk – The Committee assists the Board in monitoring the risks associated with the Corporation's compensation program and practices. The Committee, in reviewing and before approving the Corporation's compensation program, considered such risks. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of (i) a fixed annual base salary; (ii) a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board (iii) a Performance Share Unit ("PSU") plan with a capped award level that vests annually over a 3 year period provided however that, for members of the Corporation's Management Committee, for grants made after 2016, PSUs vest 3 years from the grant date; and, (iv) common share stock options which have five year vesting provisions with the first 20% not vesting until the first anniversary of the grant date and the final 20% having only one month to be exercised before expiry following vesting on the 5th anniversary of grant date. The Committee concluded that the Corporation's compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk, but does encourage and reward prudent business judgment and appropriate risk taking over the short and long term without creating risk that is reasonably likely to have a material adverse impact on the Corporation.

Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board adopted Common Share ownership guidelines for officers of the Corporation. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

The Executive Chair, Executive Vice-Chairman, the President and any Chief Operating Officer	4 times base salary
Senior Vice-President	2 times base salary
All other Officers	1 times base salary

Under the guidelines, the individual has 3 years from date of hire or appointment as an officer to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual. As of the date of this Information Circular, each officer meets or exceeds the share ownership requirement of the Corporation.

Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. The following table sets forth as of March 14, 2018, the beneficial ownership and market value of the Common Shares held directly and indirectly by the NEOs:

Name	Number of Common Shares Held	Market Value of Common Shares Held(1)	Share Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met		Meets Share Ownership Requirements

N. Murray Edwards	21,273,494	$824,347,893	4 times	$2,268,000	(2)	Exceeds
Steve W. Laut(3)	2,357,486	$91,352,583	4 times	$2,268,000		Exceeds
Tim S. McKay(3)	1,157,853	$44,866,804	4 times	$1,944,000		Exceeds
Scott G. Stauth(3)	155,275	$6,016,906	4 times	$1,560,000		Exceeds
Darren M. Fichter(3)	49,513	$1,918,629	4 times	$1,400,000		Exceeds
Corey B. Bieber	154,385	$5,982,419	2 times	$700,000		Exceeds

(1)
The closing price of the Common Shares on the TSX on March 14, 2018 was $38.75.

(2)
As Mr. N.M. Edwards' annual salary is $1, his mandatory, required holdings in 2017 was the same as Mr. S.W. Laut's, being four times his annual salary.

(3)
Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation. Effective January 1, 2018, Mr. S.G.Stauth became Chief Operating Officer, Oil Sands and Mr. D.M. Fichter became Chief Operating Officer, Exploration and Production. In 2017, Mr. Laut was President of the Corporation; Mr. McKay was Chief Operating Officer of the Corporation; Mr. Stauth was Executive Vice-President, Canadian Field Operations; and, Mr. Fichter was Executive Vice-President, Canadian Conventional.

Clawback Policy – The Corporation's clawback policy provides the Committee with the authority to seek re-imbursement of all or any portion of performance based compensation (cash bonus, PSUs and stock options) from any NEO who in the Committee's determination is responsible for a material misrepresentation or misconduct resulting in a restatement of the financial results of the Corporation and was improperly paid such performance based compensation in the year for which the financial misstatement occurred.

Anti-Hedging Policy – The Corporation's anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation's securities in broker margin accounts.

Independent Advice – The Committee has engaged the independent consulting firm Hugessen Consulting Inc. ("Hugessen") since 2013. Hugessen's mandate is to support the Committee, developing principles related to disclosure and shareholder engagement, and to advise the Committee on the structure of the Corporation's executive compensation and management's compensation recommendations. In carrying out their mandate, Hugessen has had direct access to the Chair of the Committee, the other Committee members and with management, as required. The Corporation paid for Committee consulting services provided as indicated in the table below.

	2017	2016

Executive Compensation Related Fees	$24,783	$28,407
All Other Fees	–	–

Total Fees	$24,783	$28,407

Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of seventeen members of the management group including the Executive Chair, Executive Vice-Chairman, the President, the Chief Operating Officers and the Chief Financial Officer and Senior Vice-President, Finance. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of operations. This management structure (1) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (2) enables the continuation of the strong leadership of the Corporation should a member of the management team leave the Corporation; and (3) enhances management development in learning key decision making strategy, skills and leadership and secures management succession.

The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. Each member of the corporate Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by management, to the Compensation Committee for its review, consideration and approval.

Retirement – The Corporation has implemented a matrix on what constitutes "Normal Retirement Age" to better reflect work force demographics. In the event an individual retires from their employment with the Corporation, the following matrix would be applied to the vested and unvested portions of any grants made to the individual in respect of the Corporation's Performance Share Unit Plan and Stock Savings Plan.

Age at Retirement	Entitlement

<60 years old	Only entitled to vested amounts; no incremental entitlement to unvested amounts
60 years old	Entitled to vested amounts and 30% of any unvested amounts, as they vest on their regular vesting date
60 years old and 5 years of service	Entitled to vested amounts and 60% of any unvested amounts, as they vest on their regular vesting date
For each year over 60 years old	Entitled to the foregoing, as applicable, and to an incremental 8% of any unvested amounts as they vest on their regular vesting date for each year of age up to 65

In order to receive the post-retirement entitlements described above, an individual would be subject to a non-compete agreement that would remain in place until after the final vesting of any entitlements under the above matrix.

Peer Group

Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a US peer group is used as a secondary point of reference. The Canadian peer group of companies is chosen from energy industry companies that are of similar size as the Corporation (including comparable oil and gas exploration and production companies), have comparably complex operations, and operate in similar geographical regions. The U.S. peer group of companies is chosen from exploration and production companies that are of similar size as the Corporation, and have comparably complex operations (including operations in geographical regions similar to those in which the Corporation operates). In reviewing the primary peer group in 2017, the Committee determined the peers to be an acceptable comparative group for Canadian Natural. In reviewing the US based secondary "reference" peer group of companies, the Committee determined the peer group to also be appropriate. In our view, the following companies operate in the same or related industries and are comparable in size and scope of operations to the Corporation, and therefore were deemed reasonable peers to benchmark executive compensation:

	FY 2017 Net Revenue (C$B)	Total Enterprise Value (C$B) Dec. 31, 2017	Production FY 2017 (MBOE/d)

Canadian Natural Resources Limited	$17	$77	962

Primary Group (production before royalties)

Cenovus Energy Inc.	$18	$23	470
Crescent Point Energy Corp.	3	9	176
Enbridge Inc.	44	167	N/A
Encana Corporation(1)	6	21	313
Husky Energy Inc.	19	22	323
Suncor Energy Inc.	32	89	685
TransCanada Corp.	13	102	N/A

Average of Primary Group	$19	$62	394

Secondary Reference Group (production after royalties)

Anadarko Petroleum Corporation	$15	$53	672
Apache Corp.	8	30	403
Devon Energy Corporation	18	43	543
EOG Resources, Inc.	15	85	609
Marathon Oil Corporation	6	24	377

Average of Secondary Group	$12	$47	521

(1)
Production reported after royalties.

Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars; translated at average 2017 and year end rates where required.

Compensation Philosophy

Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage a focus on improving corporate performance and an accountability to shareholders. Compensation is comprised of base salary and short-term and longer term performance-conditioned incentive payments. It has worked for our shareholders over the years, and remains aligned with our shareholders' interests:

  •
  Total compensation targeted at the median of similar Canadian oil and gas companies (US peer company pay data is used as a reference only) with base salaries and bonuses that are below the 25th percentile. As Canadian Natural targets a median pay position, but provides low base salaries, the proportion of Canadian Natural's variable pay and pay at risk is high relative to peers.

  •
  Short term incentive metrics are tied to the annual budget and related guidance announced each year.

  •
  A significant proportion of Canadian Natural's compensation is provided through a PSU plan with the grant size based on the prior year's performance.

  •
  The Corporation does not have a pension plan for its NEOs. It has a share savings plan through which the Common Shares are purchased – our culture of share ownership is demonstrated by the high participation rate in the plan (approximately 98% employee participation).

  •
  Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position. Commencing in 2016, vesting provisions for equity based compensation granted to the Corporation's Management Committee contain a "double trigger" whereby, in the event of a change in control, an individual must also be terminated without cause as a result of the change of control or within 24 months thereof, in order for such compensation to vest.

  •
  Executive compensation risk is mitigated by linking the short term incentive plan ("STIP") and PSUs to the Corporation's annual guidance, performance metrics, the Committee's use of judgment, the NEO's alignment to shareholders through share ownership that is reinforced by ownership guidelines, claw-back and anti-hedging policies as well as succession planning. NEO compensation is further linked to corporate performance by having PSU grants vest using a weighted 3 year average of relative reserves growth per share (1/3) and relative total shareholder return (2/3), both measured against identified industry peers.

Having reviewed market practice, Canadian Natural has refined its approach to target compensation at the median of the larger exploration and production companies based in Canada. While Canadian Natural reviews US compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels.

The Committee believes this target pay level, mix and use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation's compensation program. The purpose of the review is to ensure the Corporation's compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its shareholders.

Executive Compensation Pay Structure

Named Executive Officers for 2017

The Corporation does not have a chief executive officer but has a corporate Management Committee which, in 2017, included two members who were also directors of the Corporation, the Executive Chair and the President. Directors who serve on the corporate Management Committee do not receive fees related to serving as a director of the Corporation. Accordingly, the Corporation has determined that its NEOs should include the two members of the corporate Management Committee who, in 2017, were directors, in addition to the Chief Financial Officer and the next three highest paid members of the corporate Management Committee. This includes Mr. T.S. McKay, who became a director on February 27, 2018.

Mr. N.M. Edwards, Executive Chair, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Corporation's stock savings plan. However, he is compensated relative to other Named Executive Officers with compensation comprised of bonus, PSUs and options to acquire share ownership.

Components of Compensation

1.     Base Salary

Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves the level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Relative to practice among our Canadian peers, base salaries are generally around the 25th percentile. Furthermore, in 2015, the NEOs reduced their annual base salary by 19% in recognition of the impact of continued low commodity prices and cost challenges faced by the oil and natural gas industry. This reduction has not be reinstated.

2.     Annual Bonus

The Committee believes that incentive or "at risk" compensation motivates individual performance and aligns executive officer performance with the Corporation's objectives and shareholder interests. The cash bonus awarded is based on the Corporation's and the individual's performance over the year in contributing to the Corporation meeting its yearly operating plans and its operating and financial goals as evidenced by corporate performance.

Canadian Natural measures corporate performance across four broad categories weighted as follows:

Performance Measure	2017 Metrics Included:	Weighting

Financial	Balance sheet strength, capital expenditures, ROE, ROACE, cash flow	30%
Strategic	Allocation of cash flow, mid and long term projects, dividend and share purchases	30%
Operational	Production, operating costs	30%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, pipeline leaks	10%

For NEOs, performance and payouts under the STIP are based on corporate performance. At or below the minimum level of corporate performance, no STIP will be paid; above the maximum level of corporate performance, STIP payouts are capped.

Performance	Approximate Corporate Performance Score	Payout (as a target % of STIP target value)

Min Low Target High Max	60% of target 80% of target 100% of target 120% of target 140% of target	0% 50% 100% 150% 200%

Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target which would produce a bonus award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score above maximum).

The relationship between the corporate performance score and the STIP payout multiple are shown graphically below.

Use of Judgment

As the Corporation operates in a cyclical industry, at times Canadian Natural needs to adjust its short term strategies to deal with rapid and unexpected changes. The Committee may apply judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.

STIP Calculation

The amount of STIP paid depends on the NEOs base salary, target bonus and the performance defined by four categories of corporate performance. STIP payouts for each NEO are calculated as follows:

As an example, Canadian Natural has included a sample calculation for a STIP payout for a senior vice-president with a base salary of $400,000 and a target bonus of 35% of salary based on the STIP plan with the following corporate performance:

Performance Measures	Performance Assumptions

Financial (30%)	125% of target
Strategic (30%)	100% of target
Operational (30%)	100% of target
Safety, Asset Integrity and Environmental (10%)	90% of target

In this example, the corporate performance rating will be 106.5% of target as shown below.

Component of performance measurement	Component Weighting	Component Performance (% of target)	Weighted Performance

Financial	30.0%	125.0%	37.5%
Strategic	30.0%	100.0%	30.0%
Operational	30.0%	100.0%	30.0%
Safety, Asset Integrity and Environmental	10.0%	90.0%	9.0%

Total	100.0%	not applicable	106.5%

From the chart on page 26, the corporate performance rating of 106.5% of target results in a bonus payout of 116.25% of target. Based on these assumptions, the STIP payout would be as follows:

$400,000 × 35% × 116.25% = $162,750

NEO total cash compensation (base salary plus cash bonus) is generally at or below the 25th percentile of the Canadian peers. This is consistent with Canadian Natural's compensation approach – that performance-based equity awards should make up a significant portion of the NEOs' total compensation.

Long Term Incentive Plans

1.     Performance Share Unit

The Performance Share Unit ("PSU") Plan provides a grant of shares or units based on the most recent year's corporate performance. As a result, the plan provides an immediate link to short term performance and alignment to long term shareholder interests and enables retention of employees and officers without the dilutive aspects of issuing shares from treasury or granting stock options. The table below summarizes the characteristics of the PSU Plan.

The PSU is granted based on the same corporate performance measures used in the STIP. For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSU will be awarded. Above the maximum level of corporate performance, PSU awards are capped. The PSU has the same expected corporate performance range and related performance award multiplier as the STIP. However, effective in 2016, PSU vesting for the Corporation's Management Committee (which includes the Named Executive Officers) (collectively, "Senior Management"), will be based on performance over a three year period rather than solely through the passage of time.

Form of award	For Senior Management, a cash award is converted into PSUs using the same Common Share purchase price applicable to the Common Shares of the Corporation acquired under the PSU Plan through the TSX for the balance of the employees.
	For employees and officers, other than Senior Management, Common Shares of the Corporation are acquired through TSX.

Who Participates	All employees and officers of the Corporation, including Senior Management. Directors are not eligible to receive PSUs unless they provide ongoing day-to-day management services to the Corporation.

Target Award Amount	For Named Executive Officers, the awards vary from 2.75 to 4.0 times the STIP award.

Performance Measures to Determine Award Size	The size of the award varies depending upon the corporate performance of the most recent year as measured by the performance scorecard used to determine the STIP payout. Awards may be nil when corporate performance is below a threshold level. Future realized values at the time of vesting will reflect stock price performance and reinvested dividends over the vesting period.

Dividends	For Senior Management, dividends payable on Common Shares are calculated and attributed to PSUs, which are then reinvested into additional PSUs. These additional PSUs vest on the same date as the underlying PSU grant.
	For employees and officers, other than Senior Management, dividends are paid on outstanding, unvested, Common Shares.

Performance Measures to Determine Vesting	For Senior Management, PSUs will vest after 3 years based on a weighted average of the Corporation's performance on its relative reserves growth per share (1/3) and its relative total shareholder return (2/3) over a 3 year period, both compared against identified industry peers. If an individual leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested PSUs are forfeited by the individual.

For employees and officers, other than Senior Management, awards vest equally over a three year period. If the employee leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested Common Shares are forfeited by the employee.

Payout	For Senior Management, PSUs will be paid out in cash. A multiplier of 0% to 200% will be applied to the value of the PSUs at the time of vesting based on the Corporation's performance against the indicated measures over the 3 calendar years prior to the vest date. The value of the PSUs is determined by multiplying the number of PSUs vesting by the weighted average closing price on the TSX for the Common Shares at the time of vesting. The payout table is set out below.
	Relative Performance Percentile	Payout Multiple
	<20%	0
	20-39.9%	50%
	40-49.9%	75%
	50-59.9%	100%
	60-79.9%	150%
	80-100%	200%

For employees and officers, other than Senior Management, in Common Shares of the Corporation. The Common Shares purchased under the PSU Plan are restricted shares, as they can only be paid out in kind at vesting.

2.     Stock Option Plan

The Committee believes that, to remain competitive in the crude oil and natural gas industry, it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry, and the granting of reasonable levels of stock options should be used as part of the overall compensation package. These stock options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. The Board believes that the established policy of awarding stock options meets the Corporation's business objectives provided the total number of stock options outstanding at any time is limited to a maximum of 9% of the outstanding Common Shares. The table below summarizes the characteristics of the stock option plan.

Form of Award	Option on Common Shares of the Corporation

Participants	Employees and officers of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.

Exercise Price	The exercise price cannot be lower than market value at the time of granting stock options.

Vesting	Annually at 20% per annum over five years commencing one year (for options granted on the basis of prior year performance) or two years (for options granted to new employees) after granting.

Term	For annual prior year based options, 5 years with expiry date being 30 days after last vesting.

Payout	The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the market price of the Common Shares on the TSX and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.

Termination	For NEOs, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee's direction to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.

In the event of a change of control, if an NEO is terminated without cause as a result of the change of control event or within 24 months thereof, any unvested options would vest and be exercised within 30 days of such termination.

Restrictions	No one person can hold stock options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares.

Re-Pricing Policy	The Corporation has a policy not to re-price options.

In making the determination as to the number of options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Option-based Awards column of the Summary Compensation Table). To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2017 represents 6.6% of all the options awarded to the Corporation's employees in 2017. The stock option plan is submitted for approval by shareholders every three years and shareholders last approved the plan in 2016.

3.     Stock Savings Plan

The Corporation does not have a pension plan. The Corporation established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross annual salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates, the Corporation's portion of the contributions vests as follows:

  •
  For employees with less than five years of continuous participation in the plan, over a two-year period.

  •
  For employees who have five years of continuous participation in the plan, on January 1 of each year.

  •
  Upon retirement, if Normal Retirement Age reached.

This plan provides additional share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased on the TSX.

2017 Target Pay Levels and Mix

The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chair N.M. Edwards		President(4) S.W. Laut	COO(4) T.S. McKay	CFO C.B. Bieber	EVP, Canadian Field Operations(4) S.G. Stauth	EVP, Canadian Conventional(4) D.M. Fichter

Annual Base salary(1)	$1		$567,000	$486,000	$315,900	$363,608	$313,477

Target STIP Cash Bonus (% of adjusted salary)(2)	–	(3)	120%	100%	35%	35%	35%

Target STIP Cash Bonus	$1,070,757		$793,153	$566,538	$128,888	$138,802	$121,288

Target Total Cash Compensation	$1,070,758		$1,360,153	$1,052,538	$444,788	$502,410	$434,765

Performance Share Unit (% of bonus)	400%		333%	275%	275%	275%	275%

Option-based LTIP (% of salary)	–	(3)	525%	375%	275%	275%	275%

Target Total Direct Compensation	$9,372,399		$6,978,102	$4,433,018	$1,667,955	$1,884,038	$1,630,369

(1)
These amounts reflect actual 2017 base salary. See Note 2 below.

(2)
For the purposes of the Target STIP Bonus calculation, the Target STIP Cash Bonus was calculated as a percentage of actual 2015 salary, which was, for S.W. Laut, $660,961; for T.S. McKay, $566,538; for S.G. Stauth, $396,577; for D.M. Fichter, $346,538; and for C.B Bieber, $368,250. See the commentary on page 24.

(3)
Executive Chair STIP cash bonus and option-based LTIP awards are 135% of President's STIP cash bonus and option-based LTIP awards.

(4)
Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation. Effective January 1, 2018, Mr. S.G.Stauth became Chief Operating Officer, Oil Sands and Mr. D.M. Fichter became Chief Operating Officer, Exploration and Production. In 2017, Mr. Laut was President of the Corporation; Mr. McKay was Chief Operating Officer of the Corporation; Mr. Stauth was Executive Vice-President, Canadian Field Operations; and, Mr. Fichter was Executive Vice-President, Canadian Conventional.

Determining Compensation

Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

The Committee continually reviews the relative merits of the Corporation's compensation practice. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their "at risk" bonus payments on meeting specified established targets relating to financial results, strategic development of long life, low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.

In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including:

  •
  the expertise and experience of the individual;

  •
  the overall performance of the Corporation; and,

  •
  an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants to review:

  (i)
  processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

  (ii)
  compensation trends within the Corporation's geographic area;

  (iii)
  common practices used by companies to compensate employees;

  (iv)
  other trends in compensation practices for incentivizing and compensating employees; and,

  (v)
  other emerging corporate governance practices in executive compensation.

DECISION MAKING PROCESS

2017 Compensation Decisions

Overview of Key 2017 Corporate Results

In 2017, Canadian Natural continued to focus on a disciplined approach to capital allocation, targeting effective and efficient operations across all of its business segments. The Corporation continued to balance its capital allocation between resource development, returns to shareholders, improving the strength of its balance sheet and opportunistic acquisitions. This capital allocation provided for near-term production growth with a full year of Horizon Phase 2B production, the completion of the Phase 3 expansion and execution on the transformational AOSP acquisition in early 2017. These milestones in 2017 support the Corporation's transition to a long life, low decline production base, ultimately increasing the Corporation's light crude oil production mix to greater than 50% at the end of 2017. Long life low decline assets support lower maintenance capital in the future, resulting in greater amounts of free cash flow and increased capital flexibility. The Corporation's key results from 2017 were:

  •
  Canadian Natural successfully executed its capital allocation strategy while generating strong funds flow from operations in the context of a challenging commodity price environment. The Corporation effectively managed its capital expenditures program and executed upon its operational programs with a continued focus on cost control to effectively deliver value to its shareholders. The Corporation improved the strength of its balance sheet and maintained its investment grade credit ratings, which management and the Board believes is imperative to being able to execute on mid-term and long-term projects throughout all commodity price cycles.

  •
  Overall, total BOE production was within our target range for 2017, even with North America natural gas production continuing to experience third party transportation and facility constraints.

  –
  International production performed as targeted in 2017.

  –
  Total natural gas production was slightly below expectations due to continued third party pipeline and facility reliability issues throughout 2017.

  –
  Oil Sands Mining production performed as targeted in 2017. The Corporation executed on the completion and ramp-up of Horizon Phase 2B, completed and executed on the ramp-up of the Horizon Phase 3 expansion and successfully integrated the assets and personnel from the AOSP acquisition.

    –
    Thermal in-situ assets at Primrose and at Kirby South performed as targeted in 2017, with Steamflood results at Primrose continuing to exceed expectations.

  •
  The Corporation was able to progress its near and mid-term projects within its budget for 2017, complete the transformational AOSP acquisition as well as acquire contiguous operations to its world class Pelican Lake asset. The Corporation continued its focus on increased returns to shareholders by announcing its 17th year of consecutive dividend increases with the March 2017 quarterly dividend of $0.275 per common share.

  •
  Overall operating costs met expectations as total BOE operating costs were in at $15.87/BOE.

  •
  Canadian Natural continued its focus on continuous improvement with outperformance on recordable injury frequency as compared to 2016 levels, while the Corporation performed to its targeted benchmarks on lost time injury frequency, GHG emissions intensity and pipeline leaks.

Canadian Natural's 1 year performance as measured by TSR ranked well against its peers, outperforming 10 of 12 peers. Canadian Natural's 3 year TSR and 5 year TSR were at the 91st percentile relative to its peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 1 year, 3 year and 5 year TSR.

2017 Performance Scorecard

With the exception of the Corporation's Debt to Book metric, which has been established to reflect all commodity price cycles, the Corporation established its 2017 performance targets May 31, 2017, following the completion of its acquisition of a 70% interest in the AOSP. The metrics are assigned weightings as indicated below and result in an overall score to be utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation's Management Committee. The Compensation Committee reserves the ability to apply discretion to the performance bonus.

The following table shows the 2017 actuals and compares those to both the 2017 targets and 2016 actual results to assess performance. Canadian Natural exhibited very strong operational performance in 2017 through a continued focus on effective and efficient operations. Through its sustained commitment to continuous improvement, Canadian Natural's Corporate Performance Scorecard produced a score of 129% of target in 2017.

	Performance Metrics	2016 Actual		2017 Target	2017 Result	Assessment of Performance	Performance Bonus Allocation

Financial (30%)	Balance Sheet Strength:
	– Debt to Book	39%		25% – 45%	42%	Performed
	– Debt/EBITDA	3.6x		2.5x – 2.9x	2.7x	Performed
	Capital Expenditures ($MM)(1)	$3,794		$3,855 – 4,335	$4,051	Performed
	Returns:						30%
	– on equity	(0.8%	)	Improve over 2016	8.2%	Performed
	– on average capital employed	0.2%		Improve over 2016	5.8%	Performed
	Funds flow (cash flow):
	– from operations ($MM)	$4,293		$7,200 – 7,600	$7,347	Performed
	– per Common Share ($)	$3.90		$5.90 – 6.25	$6.25	Performed

Strategic Development of Assets; Capital Allocation (30%)	Mid & long term projects ($MM) Opportunistic Acq/(Disp) ($MM net) AOSP – Pelican Lake	$1,920 $(380)		$1,055	$821 $13,068 $12,157 $921	Performed Outperformed	55%
	Distributions to Shareholders ($MM and $/share)	$1,035 & $0.94		Increase	$1,252 & $1.10	Performed
	PrairieSky ($MM)	$546

Operations (30%)	Total BOE Production (BOE/d)	805,782		932,000 – 1,002,000	962,264	Performed
							31.5%(2)
	Total BOE Operating Cost ($/BOE)	$13.85		$14.50 – 17.50	$15.87	Performed

Safety, Asset Integrity and Environmental (10%)	Recordable Injury Frequency (per 200,000 hours worked) Total LTI frequency (per 200,000 hours worked)	0.50 0.06		Each metric compared to prior period +/– 10%	0.43 0.06	Outperformed Performed	12.5%
	GHG emissions intensity (tonnes/BOE)	0.061			0.055	Performed
	Pipeline Leaks (number of leaks/1,000KM of pipeline)	1.60			1.49	Performed

	Total Corporate Performance Score						129%

(1)
2017 capital expenditures are before acquisition costs related to the AOSP and Pelican Lake acquisitions.

(2)
Although the Operation rating was in the "performed" range across the Corporation, the operational performance of different business units varies, and resulted in a score above "performed".

Note: A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

2017 STIP Award

The Chart below shows the relationship between the Corporate Performance Score of 129% and the actual STIP and PSU multiplier of 172.5%.

The corporate performance score of 129% results in a calculated STIP award of 172.5% of target awards to the NEOs, as shown in the following table. The Committee applied some discretionary judgement to the assessment of performance when making compensation decisions this year. While relying upon the Performance Scorecard for the compensation paid to Messrs. N.M. Edwards and S.W. Laut, the Committee chose to award a STIP payment to Messrs. T.S. McKay, C.B. Bieber, S.G. Stauth and D.M. Fichter in excess of the amounts calculated from the Performance Scorecard in 2017 in recognition of their significant leadership role in driving strong corporate performance and in the strategic transformation undertaken by the Corporation in 2017, as shown in the table under the heading "2017 Actual Pay Levels and Mix" on page 38.

Name	Adjusted Base Salary(1)	Target Incentive (% of base salary)		STIP Performance Multiplier (% of target)	Calculated 2017 STIP Cash Bonus Award

N. Murray Edwards	$1	–	(2)	172.5%	$1,847,056
Steve W. Laut	660,961	120%		172.5%	1,368,189
Tim S. McKay	566,538	100%		172.5%	977,278
Corey B. Bieber	368,250	35%		172.5%	222,331
Scott G. Stauth	396,577	35%		172.5%	239,433
Darren M. Fichter	346,538	35%		172.5%	209,222

(1)
Adjusted base salary reflects the actual 2015 base salary earned by each of the NEOs.

(2)
Mr. N.M. Edwards STIP cash bonus equal to 135% of Mr. S.W. Laut's STIP cash bonus.

2017 Performance Share Unit Award

The corporate performance score of 129% results in a calculated STIP award of 172.5% of target awards which, in turn, forms the basis for the calculated PSU awards to the NEOs, as shown in the following table. While the Committee chose to award a higher STIP payment amount to Messrs. McKay, Bieber, Stauth and Fichter on the basis of their role and leadership in driving strong corporate performance and transformation, the Committee did not deviate from the PSU multiple applied to the actual STIP awards under the PSU Plan for any of the NEOs. As a result, and shown in the table under the heading "2017 Actual Pay Levels and Mix" on page 38, the actual amount awarded to each of them is greater than the amount indicated in the table below.

Name	Adjusted Base Salary(1)	Target STIP Cash Bonus (% of base salary)		STIP Performance Multiplier (% of target)	PSU as a Multiple of STIP Cash Bonus	Calculated 2017 PSU Award

N. Murray Edwards	$1	–	(2)	172.5%	4.00x	$7,388,222
Steve W. Laut	660,961	120%		172.5%	3.33x	4,556,070
Tim S. McKay	566,538	100%		172.5%	2.75x	2,687,515
Corey B. Bieber	368,250	35%		172.5%	2.75x	611,410
Scott G. Stauth	396,577	35%		172.5%	2.75x	658,441
Darren M. Fichter	$346,538	35%		172.5%	2.75x	$575,361

(1)
Adjusted base salary reflects the actual 2015 base salary earned by each of the NEOs.

(2)
Mr. N.M. Edwards STIP cash bonus equal to 135% of Mr. S.W. Laut's STIP cash bonus.

Option valuation and grant calculations

Canadian Natural estimated the value of stock options during 2015 – 2017 using the Black-Scholes-Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate

2017	$45.05	$8.89	4.5	2.4%	0.0%	26.7%	2.0%
	$44.16	$8.35	4.6	2.5%	0.0%	26.7%	1.6%

2016	$43.99	$8.87	4.6	2.2%	0.0%	28.2%	1.0%
	$42.14	$8.30	4.6	2.5%	0.0%	28.2%	1.2%

2015	$28.85	$4.88	4.6	3.2%	0.0%	28.1%	0.8%
	$22.90	$3.52	4.6	4.0%	0.0%	28.7%	0.6%

2017 Stock Option Award and 2017 LTIP Share Election

Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix, and the 2017 corporate performance.

The Corporation has an election process whereby 50% of the stock options the Named Executive Officer would receive are allotted but not granted. The NEO must then elect to receive the allotted options, or, elect to receive Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares the NEO would receive in lieu of the options would be determined by multiplying a discounted Black-Scholes-Merton value of a stock option by the number of stock options allotted but not granted. The total arrived at would then be used to buy Common Shares on the TSX. The Common Share election has an anti-dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the

NEO. The Common Shares vest equally to the NEO over three years every November and the NEO must be with the Corporation at time of vesting in order to receive them.

In 2017, Mr. S.W. Laut and Mr. C.B. Bieber elected to receive 50% of their stock option awards, 187,500 and 47,500 options respectively, as Common Shares. To determine the value Mr. Laut and Mr. Bieber would receive for the purchase of Common Shares, the value per option was determined to be $4.00, a discounted value to the Black-Scholes-Merton value of $8.89 per option. The $4.00 was then multiplied by the number of options and is shown in the table below.

Name	Base Salary	Target Incentive (% of base salary)		Target 2017 Stock Option/ Share Election Award Value	Actual Option Award Value		Actual Award Value Elected to be Taken in Common Shares (see 2017 LTIP Share Election Above)	Total Actual Aggregate Stock Option/ Share Election Award Value	2017 Number of Stock Options	2017 Number of Common Shares Elected to Receive(2)

N. Murray Edwards	$1	–	(1)	$4,018,613	$3,879,000	$	_	$3,879,000	450,000	–
Steve W. Laut	567,000	525%		2,976,750	1,565,625		750,000	2,315,625	187,500	N/A
Tim S. McKay	486,000	375%		1,822,500	1,637,800		–	1,637,800	190,000	–
Corey B. Bieber	315,900	275%		868,725	396,625		190,000	586,625	47,500	N/A
Scott G. Stauth	363,608	275%		999,922	818,900		–	818,900	95,000	–
Darren M. Fichter	$313,477	275%		$862,062	$818,900		$–	$818,900	95,000	–

(1)
Mr. N.M. Edwards Target Stock Option Award is 135% of Mr. S.W. Laut's Target Stock Option Award.

(2)
The shares to be purchased for 2017 Common Share election had not been purchased as of March 14, 2018. Purchases will be completed prior to April 6, 2018.

2017 Actual Pay Levels and Mix

The following table shows the actual pay levels for the NEOs based on the 2017 performance incentive plan designs and the share election described above.

	Executive Chair N.M. Edwards		President(2) S.W. Laut	COO(2) T.S. McKay	CFO(2) C.B. Bieber	EVP, Canadian Field Operations(2) S.G. Stauth	EVP, Canadian Conventional(2) D.M. Fichter

Base salary	$1		$567,000	$486,000	$315,900	$363,608	$313,477
STIP Cash Bonus (% of salary)	–	(1)	241%	206%	95%	83%	77%
STIP Cash Bonus ($)	$1,847,056		$1,368,189	$1,000,000	$300,000	$300,000	$240,000

Total Cash Compensation	$1,847,057		$1,935,189	$1,486,000	$615,900	$663,608	$553,477

Performance Share Unit (% of bonus)	400%		333%	275%	275%	275%	275%
Performance Share Units ($)	$7,388,222		$4,556,070	$2,750,000	$825,000	$825,000	$660,000
Option/Election-based LTIP (% of salary)	–		408%	337%	186%	225%	261%
Option/Election-based LTIP ($)	$3,879,000		$2,315,625	$1,637,800	$586,625	$818,900	$818,900

Total Direct Compensation	$13,114,279		$8,806,884	$5,873,800	$2,027,525	$2,307,508	$2,032,377

All other compensation	$–		$101,711	$88,433	$60,225	$68,608	$59,803

Total Compensation	$13,114,279		$8,908,595	$5,962,233	$2,087,750	$2,376,116	$2,092,180

(1)
Mr. N.M. Edwards STIP cash bonus equal to 135% of Mr. S.W. Laut's STIP cash bonus.

(2)
Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation. Effective January 1, 2018, Mr. S.G.Stauth became Chief Operating Officer, Oil Sands and Mr. D.M. Fichter became Chief Operating Officer, Exploration and Production. In 2017, Mr. Laut was President of the Corporation; Mr. McKay was Chief Operating Officer of the Corporation; Mr. Stauth was Executive Vice-President, Canadian Field Operations; and, Mr. Fichter was Executive Vice-President, Canadian Conventional.

(3)
Messrs. L.G. Stevens and R.J.H. Doucet retired in 2017 and, as a result, were not eligible for STIP, PSUs or LTIP in 2017. Mr. Stevens received salary of $70,096 and other compensation of $23,329 in 2017. Mr. Doucet received salary of $144,865 and other compensation of $49,764 in 2017.

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation) among the NEOs for 2017.

	Executive Chair N M. Edwards	President S.W. Laut	COO T.S. McKay	CFO C.B. Bieber	EVP, Canadian Field Operations S.G. Stauth	EVP, Canadian Conventional D.M. Fichter

Base salary	–%	6%	8%	16%	16%	16%
STIP Cash Bonus	14%	16%	17%	15%	13%	12%
Performance Share Unit	56%	52%	47%	40%	36%	32%
Option-based LTIP	30%	26%	28%	29%	35%	40%

Link between 2017 Corporate Performance and 2017 Named Executive Officer Compensation

During 2017, Canadian Natural performed at a level that produced an aggregate corporate performance score of 129% of target based on the Committee's assessment of corporate performance. This performance score results in a payout of 172.5% of target for the STIP and PSU. The score reflects strong fiscal and operational performance through continued focus on effective and efficient operations and strategic execution, while maintaining our core values for safety, asset integrity and the environment.

Having considered these results, the Compensation Committee did not apply any discretion to adjust the bonus award amount for Mr. S.W. Laut. The Compensation Committee awarded Mr. Laut a commensurate level of compensation including a bonus of $1,368,189 and a PSU award of $4,556,070. The Committee also awarded 375,000 stock options after considering both size of the award and its estimated expected value (the estimated value per option only increased slightly from 2016). Altogether the President's base salary, bonus, PSU and stock option award and all other compensation, result in total compensation for Mr. Laut of $8,908,595. Canadian Natural believes this is consistent with compensation for comparable performance among Canada's larger exploration and production companies for the President role.

Alignment of Corporate Performance and President's Compensation Over Time

Compensation at Canadian Natural is structured to encourage share ownership and an alignment to the long-term interests of shareholders. The table below shows the alignment of corporate performance with Mr. Laut's compensation over time and also shows:

  •
  the value of awarded compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains); and

  •
  realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised).

The table also compares (1) the grant date value of total direct compensation awarded to Mr. Laut relative to the actual value received from his compensation commencing in 2012; and (2) the value of $100 compensation awarded in relation to the value of $100 invested in the common share at the beginning of the periods indicated. The table reaffirms the alignment between the design of the incentive programs and Canadian Natural's relative total shareholder return.

	Total Direct Compensation	Actual Total Direct Compensation Value at	Value of $100
Year	Awarded(1)	Dec 31, 2017	Period	Steve W. Laut(2)	Shareholder(3)

2012	$7,372,115	$12,148,316	12/31/2012 to 12/31/2017	$165	$176
2013	9,135,000	11,448,497	12/31/2013 to 12/31/2017	125	138
2014	9,407,052	13,540,208	12/31/2014 to 12/31/2017	144	135
2015	5,052,397	13,911,857	12/31/2015 to 12/31/2017	275	155
2016	$8,131,656	$6,939,142	12/31/2016 to 12/31/2017	$85	$108

(1)
Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.

(2)
Represents the actual value for each $100 awarded to Mr. S.W. Laut during the fiscal years indicated.

(3)
Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.

The chart below outlines Mr. Laut's awarded compensation level and the Corporation's total shareholder return between 2012 and 2017. In general, changes in the pay levels are consistent with changes in annual total shareholder return of the Company. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

2012 – 2017
Pay vs TSR

PERFORMANCE GRAPH

The following performance graph illustrates, over the five year period ended December 31, 2017, the cumulative return to shareholders of an investment in the Common Shares compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

CUMULATIVE VALUE OF A $100 INVESTMENT

December 31, 2017	2012	2013	2014	2015	2016	2017

Canadian Natural Resources Limited	$100	$127	$130	$113	$163	$176
S&P/TSX Composite Index	$100	$113	$125	$115	$139	$151
S&P/TSX Oil & Gas Exploration & Production Index	$100	$114	$89	$60	$94	$81

Peer Group Performance

When evaluating the performance of the Corporation in the context of comparative NEO compensation, the Committee considered the comparative performance of the primary Canadian peer group as well as the U.S. based, secondary "reference" peer group. See page 22 for the criteria utilized in determining the applicable primary and secondary peer groups. Given the significance of these metrics in overall NEO compensation (and, in particular, payouts under the PSU Plan), the Committee reviewed the Corporation's comparative TSR and reserves growth per share with both the primary and secondary peer groups.

TSR

	1Y TSR – CAD	3Y TSR – CAD	5Y TSR – CAD

Canadian Natural Resources Limited	8%	35%	76%

Primary Group

Cenovus Energy Inc.	–42%	–49%	–60%
Crescent Point	–46%	–58%	–66%
Enbridge Inc.	–9%	–7%	36%
Encana Corporation	7%	9%	–6%
Husky Energy Inc.	9%	–31%	–31%
Suncor Energy Inc.	8%	37%	62%
TransCanada Corp.	5%	21%	59%

Secondary Group

Anadarko Petroleum Corporation	–28%	–28%	–5%
Apache Corp.	–37%	–23%	–27%
Devon Energy Corporation	–15%	–24%	8%
EOG Resources Inc.	0%	29%	133%
Marathon Oil Corporation	–8%	–31%	–23%

Summary Statistics

P75	6%	12%	42%
Median	–8%	–24%	–5%
P25	–30%	–31%	–28%

S&P TSX Oil and Gas Exploration & Production Index	–14%	–9%	–19%

Note: Information source for above peers is Bloomberg.

Reserves Growth Per Share

	1Y Reserves per Share Growth	3Y Reserves per Share Growth	5Y Reserves per Share Growth

Canadian Natural Resources Limited	40%	62%	79%

Primary Group

Cenovus Energy Inc.	57%	60%	75%
Crescent Point	16%	–23%	–17%
Encana Corporation	–9%	–53%	–64%
Husky Energy Inc.	71%	6%	20%
Suncor Energy Inc.	18%	–1%	18%

Secondary Group

Anadarko Petroleum Corporation	–20%	–54%	–49%
Apache Corp.	–11%	–51%	–58%
Devon Energy Corporation	1%	–39%	–45%
EOG Resources Inc.	13%	–4%	–35%
Marathon Oil Corporation	–33%	–47%	–40%

Summary Statistics

P75	18%	–2%	9%
Median	7%	–31%	–38%
P25	–11%	–50%	–48%

Note: Reserves per share reflects Net Proved (after royalties) constant dollar reserves over the diluted weighted average shares outstanding for the respective periods. Sourced from company reports.

As you will note from the foregoing, the Corporation's 1 year performance as measured by TSR ranked well against its peers, outperforming 10 out of 12 peers. The Corporation's 3 year TSR and 5 year TSR were at the 91st percentile relative to its peers. The Corporation outperformed the S&P/TSX Oil & Gas Exploration and Production Index for the 1 year, 3 year and 5 year TSR. Additionally, the Corporation's reserve per share growth performed well against its peers, achieving 40%, 62%, and 79% reserves growth per share for the 1 year, 3 year, and 5 year periods, respectively.

EXECUTIVE COMPENSATION

The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2017, 2016 and 2015 in respect of each NEO.

Summary Compensation Table

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Option Based Awards(2)	Annual Incentive Plans(3)	Long Term Incentive Plans(4)(5)	All Other Compensation(1)	Total Compensation

N. Murray Edwards	2017	$1	$3,879,000	$1,847,056	$7,388,222	$–	$13,114,279
Executive Chair	2016	$1	$3,863,250	$1,606,135	$6,424,540	$–	$11,893,926
Age 58	2015	$1	$2,520,000	$714,400	$2,857,600	$–	$6,092,001
Years of service 29

Steve W. Laut	2017	$567,000	$2,315,625	$1,368,189	$4,556,070	$101,711	$8,908,595
President(6)	2016	$567,000	$2,413,125	$1,189,730	$3,961,801	$107,498	$8,239,154
Age 60	2015	$660,961	$2,100,000	$529,200	$1,762,236	$95,110	$5,147,507
Years of service 27

Tim S. McKay	2017	$486,000	$1,637,800	$1,000,000	$2,750,000	$88,433	$5,962,233
Chief Operating Officer(6)	2016	$486,000	$1,631,150	$1,000,000	$2,750,000	$92,478	$5,959,628
Age 56	2015	$566,538	$1,050,500	$238,000	$654,500	$84,754	$2,593,792
Years of service 27

Corey B. Bieber	2017	$315,900	$586,625	$300,000	$825,000	$60,225	$2,087,750
Chief Financial Officer and	2016	$315,900	$611,325	$193,331	$531,660	$62,888	$1,715,104
Senior Vice-President, Finance	2015	$368,250	$525,000	$90,000	$247,500	$56,800	$1,287,550
Age 54
Years of service 17

Scott G. Stauth	2017	$363,608	$818,900	$300,000	$825,000	$68,608	$2,376,116
Executive Vice-President,	2016	$340,200	$815,575	$215,000	$591,250	$67,197	$2,029,222
Canadian Field Operations(6)	2015	$396,577	$525,000	$110,000	$302,500	$62,574	$1,396,651
Age 54 Years of Service 21

Darren M. Fichter	2017	$313,477	$818,900	$240,000	$660,000	$59,803	$2,092,180
Executive Vice-President,	2016	$306,000	$815,575	$181,933	$500,315	$60,204	$1,864,027
Canadian Conventional(6) Age 47	2015	$346,538	$525,000	$60,000	$165,000	$53,962	$1,150,500
Years of Service 22

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary		Option Based Awards(2)		Annual Incentive Plans(3)		Long Term Incentive Plans(4)(5)	All Other Compensation(1)	Total Compensation

Réal J.H. Doucet(7)	2017	$144,865	$	nil	$	nil	$	nil	$49,764	$194,629
Former Senior	2016	$376,650		$611,325		$230,510		$633,903	$130,550	$1,982,938
Vice-President Oil Sands Projects	2015	$439,067		$525,000		$110,000		$302,500	$125,915	$1,502,482
Age 65
Years of Service 16

Lyle G. Stevens(7)	2017	$70,096	$	nil	$	nil	$	nil	$23,329	$93,425
Former Executive	2016	$405,000		$421,325		$247,860		$681,615	$74,662	$1,830,462
Vice-President, Canadian Conventional	2015	$472,115		$305,000		$115,000		$525,625	$67,724	$1,485,464
Age 63
Years of service 22

(1)
All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation's contribution to the Corporation's Employee Stock Savings Plan for each NEO who is a participant in the plan. The Corporation's contribution to the Corporation's stock savings plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution in 2017 as at December 31, 2017 for each NEO who is a participant in the plan and which vested January 1, 2018 is as follows: S.W. Laut, $92,945; T.S. McKay, $79,667; C.B. Bieber, $51,784; S.G. Stauth, $59,640.17; and D.M. Fichter, $51,377. Mr. R.J.H. Doucet received the unvested portion of the Corporation's contribution the Corporation's stock savings plan on retirement in the amount of $20,569 and was also paid a site location allowance and site premium. Messrs. R.J.H. Doucet and L.G. Stevens each received a monetary payment calculated in lieu of vacation time earned but not taken prior to retirement. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2017.

(2)
The grant date fair value is determined using Black-Scholes- Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and performing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Common Shares on the TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on the TSX is higher than the strike price of the options at time of exercise. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 36. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value of the Common Shares is included.

(3)
The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEO for personal and corporate performance during the year.

(4)
Prior to 2016, PSU Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus and deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares on the TSX and NYSE, on behalf of the NEO. The PSUs vest equally over three years each May 1 for PSUs awarded for 2015 performance. On February 28, 2018, the Board of Directors agreed to amend the last vesting date for these PSUs from May 1, 2018 to April 1, 2018 for those members of Senior Management that received PSUs in 2016, including the NEOs. Any dividends declared payable on the Common Shares are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested Common Shares purchased pursuant to the PSU Plan are forfeited by the NEO under the terms of the plan.

(5)
After 2016 and for future grants, PSU Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus for the purpose of purchasing PSUs that mirror the Common Shares on behalf of the NEO. The PSUs vest three years from the date of grant and any dividends declared payable on the Common Shares are also calculated and attributed to the unvested PSUs and reinvested in additional PSUs, which vest on the same date as the underlying grant. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested PSUs are forfeited by the NEO under the terms of the plan.

(6)
Mr. S.W. Laut became Executive Vice-Chairman of the Corporation effective March 1, 2018 at which time Mr. T.S. McKay became President of the Corporation. Effective January 1, 2018, Mr. S.G.Stauth became Chief Operating Officer, Oil Sands and Mr. D.M. Fichter became Chief Operating Officer, Exploration and Production. In 2017, Mr. Laut was President of the Corporation; Mr. McKay was Chief Operating Officer of the Corporation; Mr. Stauth was Executive Vice-President, Canadian Field Operations; and, Mr. Fichter was Executive Vice-President, Canadian Conventional.

(7)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017. Mr. R.J.H. Doucet retired from the Corporation effective May 18, 2017.

The table below illustrates the number of Common Shares and PSUs purchased on behalf of the NEO, as applicable, and the average purchase price per share for each of 2015, 2016 and 2017.

Named Executive Officer	Value of 2017 Performance Share Units(1)	Performance Share Units determined for 2016 Performance at an Average Price of $43.34	Shares Purchased for 2015 Performance at an Average Purchase Price of $25.81

N. Murray Edwards	$7,388,222	148,225	110,711
Steve W. Laut	$4,556,070	91,357	68,273
Tim S. McKay	$2,750,000	63,452	25,357
Corey B. Bieber	$825,000	12,267	9,588
Scott G. Stauth	$825,000	13,642	11,719
Darren M. Fichter	$660,000	11,544	6,393
Réal J.H. Doucet(2)	Nil	14,626	11,719
Lyle G. Stevens(3)	Nil	Nil	12,252

(1)
The unit price for the PSU program in 2017 had not been determined as of March 14, 2018 and, as a result, the number of PSUs could not be determined. The number of PSUs will be determined prior to April 6, 2018.

(2)
Mr. R.J.H. Doucet retired from the Corporation effective May 18, 2017, at age 65, under the Corporation's Normal Retirement Age matrix (see page 22 above) and will receive an amount calculated in accordance with the PSU Plan (see description on page 28) in respect of his 2016 PSUs upon their vest date, being April 1, 2020.

(3)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017, prior to the grant of 2016 PSUs.

In addition, the NEOs who elected, in any of 2015, 2016 and 2017, to receive 50% of their stock option award as Common Shares are indicated in the following table.

Named Executive Officer	Value of 2017 Share Election(1)	Shares Purchased for 2016 Share Election at an Average Purchase Price of $43.34	Shares Purchased for 2015 Share Election at an Average Purchase Price of $25.81

Steve W. Laut	$750,000	17,305	–
Corey B. Bieber	$190,000	4,384	–
Réal J. H. Doucet(2)	Nil	4,384	–
Lyle G. Stevens(2)	Nil	–	8,111

(1)
The share purchase price for the program has not been determined as of March 14, 2018. The number of Common Shares purchased will be determined prior to April 6, 2018.

(2)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017. Mr. R.J.H. Doucet retired from the Corporation effective May 18, 2017.

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options as at December 31, 2017. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the NEO as at December 31, 2017. The Corporation does not have a treasury-based share award program.

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options or Similar Instruments(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested

N. Murray Edwards	200,000	34.96	January 10, 2019	1,992,000	–	–
	200,000	35.64	January 11, 2019	1,856,000	–	–
	300,000	35.97	January 9, 2020	2,685,000	–	–
	300,000	28.85	January 8, 2021	4,821,000	–	–
	300,000	22.90	January 8, 2021	6,606,000	–	–
	225,000	43.99	January 7, 2022	209,250	–	–
	225,000	42.14	January 7, 2022	625,500	–	–
	225,000	44.16	January 6, 2023	171,000	–	–
	225,000	45.05	January 6, 2023	–	–	–

Steve W. Laut(2)	200,000	34.96	January 10, 2019	1,992,000	–	–
	200,000	35.64	January 11, 2019	1,856,000	–	–
	250,000	35.97	January 9, 2020	2,237,500	–	–
	250,000	32.75	January 9, 2020	3,042,500	–	–
	250,000	28.85	January 8, 2021	4,017,500	–	–
	250,000	22.90	January 8, 2021	5,505,000	–	–
	187,500	43.99	January 7, 2022	174,375	–	–
	187,500	44.16	January 6, 2023	142,500	–	–

Tim S. McKay	125,000	34.96	January 10, 2019	1,245,000	–	–
	125,000	35.64	January 11, 2019	1,160,000	–	–
	125,000	35.97	January 9, 2020	1,118,750	–	–
	125,000	32.75	January 9, 2020	1,521,250	–	–
	125,000	28.85	January 8, 2021	2,008,750	–	–
	125,000	22.90	January 8, 2021	2,752,500	–	–
	95,000	43.99	January 7, 2022	88,350	–	–
	95,000	42.14	January 7, 2022	264,100	–	–
	95,000	44.16	January 6, 2023	72,200	–	–
	95,000	45.05	January 6, 2023	–	–	–

Corey B. Bieber	62,500	34.96	January 10, 2019	622,500	–	–
	62,500	35.64	January 11, 2019	580,000	–	–
	62,500	35.97	January 9, 2020	559,375	–	–
	62,500	32.75	January 9, 2020	760,625	–	–
	62,500	28.85	January 8, 2021	1,004,375	–	–
	62,500	22.90	January 8, 2021	1,376,250	–	–
	47,500	43.99	January 7, 2022	44,175	–	–
	47,500	44.16	January 6, 2023	36,100	–	–

Scott G. Stauth	25,000	34.96	January 10, 2019	249,000	–	–
	37,500	35.64	January 11, 2019	348,000	–	–
	62,500	35.97	January 9, 2020	559,375	–	–
	62,500	32.75	January 9, 2020	760,625	–	–
	62,500	28.85	January 8, 2021	1,004,375	–	–
	50,000	22.90	January 8, 2021	1,101,000	–	–
	47,500	43.99	January 7, 2022	44,175	–	–
	47,500	42.14	January 7, 2022	132,050	–	–
	47,500	44.16	January 6, 2023	36,100	–	–
	47,500	45.05	January 6, 2023	–	–	–

Darren M. Fichter	5,000	34.96	January 10, 2019	49,800	–	–
	25,000	35.64	January 11, 2019	232,000	–	–
	62,500	35.97	January 9, 2020	559,375	–	–
	62,500	32.75	January 9, 2020	760,625	–	–
	62,500	28.85	January 8, 2021	1,004,375	–	–
	57,500	22.90	January 8, 2021	1,266,150	–	–
	47,500	43.99	January 7, 2022	44,175	–	–
	47,500	42.14	January 7, 2022	132,050	–	–
	47,500	44.16	January 6, 2023	36,100	–	–
	47,500	45.05	January 6, 2023	–	–	–

Réal J.H. Doucet(3)	Nil

Lyle G. Stevens(3)	Nil

(1)
The closing price of the Common Shares on the TSX on December 31, 2017 was $44.92.

(2)
On March 8, 2018, Mr. S.W. Laut had the number of granted but unvested stock options reduced by 20% to reflect the change in his role as Executive Vice-Chairman, resulting in 183,500 stock options being cancelled. Had this occurred prior to December 31, 2017, the aggregate value of Mr. Laut's unexercised in-the-money stock options would be reduced by $1,775,420.

(3)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017. Mr. R.J.H. Doucet retired from the Corporation effective May 18, 2017. Under the terms of the Corporation's Stock Option Plan, any options that are unvested at the time an individual ceases to be an employee are cancelled.

Incentive plan awards – value vested or earned during the year

Name	Share Option based Awards – Value vested during the year(1)	Share-based Awards – Value vested during the year(2)	Non-equity plan compensation – Value earned during the year(3)

N. Murray Edwards	$5,044,200	$–	$5,137,410
Steve W. Laut	5,052,325	–	2,938,920
Tim S. McKay	4,153,820	–	871,192
Corey B. Bieber	1,132,510	–	435,452
Scott G. Stauth	1,339,150	–	407,587
Darren M. Fichter	999,565	–	230,054
Réal J.H. Doucet(4)	–	–	931,500
Lyle G. Stevens(5)	$–	$–	$6,558

(1)
This is the aggregate net benefit the NEO would have received before tax had the Named Executive Officer exercised the option on date of vesting based on the closing price of the Common Shares on the TSX on the day prior to vesting.

(2)
The Corporation does not have a share-based award program.

(3)
For PSUs awarded prior to 2016, this is the aggregate benefit to the NEO based on the closing price of the Common Shares on the TSX on the day prior to vesting of the PSU awards during 2017. PSU awards made prior to 2016 are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on the TSX, on behalf of the NEO. The Common Shares vest equally over three years. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value of the Common Shares that vested during the year is included. PSU awards made in 2016 and future years only vest 3 years following the date of grant such that PSU awards made in 2017 in respect of 2016 performance do not vest until April 1, 2020 and, as a result, are not included.

(4)
Mr. R.J.H. Doucet retired from the Corporation effective May 18, 2017, at age 65, under the Corporation's Normal Retirement Age matrix (see page 22 above), which allowed for the vesting of certain amounts. Mr. Doucet will receive an amount calculated in accordance with the PSU Plan (see description on page 28) in respect of his 2016 PSUs upon their vest date, being April 1, 2020.

(5)
Mr. L.G. Stevens retired from the Corporation effective February 24, 2017, prior to the adoption of the Normal Retirement Age matrix by the Corporation.

PENSION PLAN BENEFITS

The Corporation does not provide a pension plan for its NEOs.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has not entered into any employment service contracts or change of control agreements with the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation	– All salary and benefit programs cease as at effective date of resignation.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding as at effective date of resignation are forfeited.
– Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
– Unvested portion of shares in the savings plan and PSUs as at effective date of resignation is forfeited.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited unless Normal Retirement Age is reached.

Retirement	– All salary and benefit programs cease as at effective date of retirement.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding as at effective date of retirement are forfeited.
– Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
– Unvested portion of shares in the savings plan and PSUs vest if Normal Retirement Age (as described in the matrix set out on page 22) is reached or are otherwise forfeited.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

Death	– All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
– Annual cash and PSUs are not paid.
– Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
– Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
– Unvested portion of shares in savings plan and PSUs vest at date of death except for those shares purchased through the share election, which are forfeited.

Termination without cause	– All salary and benefit programs cease on effective date of termination.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding on Notice Date of termination are forfeited.
– Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
– Unvested portion of shares in savings plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 22).
– Severance provided on an individual basis reflecting service, experience and salary level.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

–

Upon a change of control event, all unvested stock options, unvested savings plan shares and unvested PSUs, vest immediately provided that the individual is terminated without cause as a result of the change of control or within a 24 month period from the change of control event.

Termination for cause	– All salary and benefit programs cease on effective date of termination.
– Annual cash and PSUs are no longer paid.
– Unvested options outstanding as at Notice Date of termination are forfeited.
– Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
– Unvested portion of shares in savings plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 22).
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested shares upon change of control of the Corporation immediately vest provided that the NEO is terminated upon change of control or within 24 months thereof. The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2017 and they had been terminated immediately as a result thereof.

Name	Base Salary	Cash Bonus	Performance Share Unit(1)	Accelerated Option Vesting(2)	Accelerated PSU Vesting(3)	Share Election Accelerated Vesting(4)

N. Murray Edwards	$–	$–	$7,388,222	$9,538,600	$8,412,312	$–
Steve W. Laut(5)	–	–	4,556,070	8,877,100	5,185,418	1,527,341
Tim S. McKay	–	–	2,750,000	4,747,910	3,270,543	–
Corey B. Bieber	–	–	825,000	2,232,215	702,611	386,929
Scott G. Stauth	–	–	825,000	2,373,955	797,206	–
Darren M. Fichter	$–	$–	$660,000	$2,229,655	$621,714	$–

(1)
This is the dollar value of the PSU awards for 2017 performance.

(2)
The closing price of the Corporation's Common Shares on the TSX on December 31, 2017 was $44.92.

(3)
This reflects the dollar value of the unvested Common Shares as at December 31, 2017 for 2015 performance and the dollar value of the PSUs granted for 2016 performance plus any dividends attributed thereto as at December 31, 2017, assuming a 100% payout multiple (see payout matrix on page 28) for the PSUs.

(4)
For Common Shares, this is the dollar value of the unvested Common Shares as received in lieu of stock options under the option election program at December 31, 2017. For those individuals who elected to receive Common Shares in lieu of stock options in 2017, this amount includes the dollar value of that election. The Common Shares have not been acquired as of March 14, 2018.

(5)
On March 8, 2018, Mr. S.W. Laut had the number of granted but unvested stock options reduced by 20% to reflect the change in his role as Executive Vice-Chairman, which resulted in 183,500 stock options being cancelled. Had this occurred prior to December 31, 2017, the value of Mr. Laut's Accelerated Option Vesting would be reduced by $1,775,420 to $7,101,680.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2017	Weighted-average Exercise Price of Outstanding Options	Securities Remaining available for Future Issuance Under Equity Compensation Plans at December 31, 2017	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2017

Equity compensation plans approved by security holders	56,029,059	$36.67	54,020,136	110,049,195
Equity compensation plans not approved by security holders	–	–	–	–

Total	56,029,059	$36.67	54,020,136	110,049,195

Percent of Outstanding Shares	4.58%		4.42%	9.0%

The Corporation has a long-standing policy of awarding stock options to its Service Providers under the Amended, Compiled and Restated Employee Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. At the shareholder meeting held on May 6, 2010, the SOP was amended to a "rolling 9%" plan whereby the aggregate number of Common Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 9% of the outstanding Common Shares. The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants under the SOP. Pursuant to the rules of TSX, such plans must be presented to the shareholders every three years to obtain approval of stock options unallocated at that time. On May 5, 2016, the Corporation received approval from the shareholders of the unallocated stock options. The unallocated stock options pursuant to the SOP as amended must be re-approved by the shareholders on or before May 5, 2019.

The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on the TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares so available for issuance under the SOP to any one person shall not exceed 5% of the outstanding Common Shares. The aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 9% of the outstanding Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding Common Shares.

If an Optionee ceases to be a Service Provider to the Corporation for any reason other than death, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation any unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the SOP. Any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than the end of twelve months from date of death.

Shareholders have authorized the Board to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation's securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; or (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.

No amendments have been made to the SOP during 2017.

The annual burn rate under the SOP for the fiscal years ended 2015, 2016 and 2017 is 1.4%, 1.0% and 1.4%, respectively. The annual burn rate is calculated as: (x) the total number of stock options granted under the SOP during the year; divided by: (y) the weighted average number of Common Shares outstanding for the year.

As at March 14, 2018, the number of Common Shares issuable pursuant to the SOP approved by the shareholders is:

	Number of Securities	Percent of Outstanding Common Shares

To be issued upon exercise of outstanding options	54,781,051	4.5
Available for future issuance	55,550,111	4.5

Total number of securities issuable	110,331,162	9.0

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation entered into a contract of liability insurance in the amount of US$200,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. The policy expiring March 1, 2019 was purchased for a premium of US$633,750. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation or its subsidiaries, any proposed director of the Corporation, any person beneficially owning, or controlling or directing, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or its subsidiaries.

 ADDITIONAL INFORMATION

Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933, as amended, in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its management information circular and annual information form ("AIF") with the various securities commissions in such provinces and with the SEC in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular as well as the Corporation's business acquisition report in respect of AOSP may be viewed on the Corporation's website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation's filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at www.sec.gov.

Printed copies of the Corporation's financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

  Corporate Secretary of the Corporation at:
  2100, 855 – 2nd Street S. W.
  Calgary, Alberta T2P 4J8

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 14th day of March 2018

III.    SCHEDULES TO THE INFORMATION CIRCULAR

SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 14, 2018

CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

The Board of Directors (the "Board") continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation's corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58-101, National Policy 58-201 and the New York Stock Exchange ("NYSE") Listing Standards applicable to foreign private issuers.

Director Independence

The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 (and section 1.5 with respect to the Audit Committee) of National Instrument 52-110 and the NYSE Listing Standards. As well, the Board ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.

For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.

Eight of the 11 director nominees proposed by management for election are independent as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independent standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C.M. Best and Messrs. T.W. Faithfull, C.L. Fong, G.D. Giffin, W.A. Gobert, F.J. McKenna, and D.A. Tuer and Ms. A.M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. The three remaining Directors, Messrs. N.M. Edwards, S.W. Laut and T.S. McKay who, as part of the senior Management Committee of the Corporation, have been determined by the Nominating, Governance and Risk Committee and the Board to be non-independent.

The following table illustrates the independent status of each director nominee. The proposed nominees consist of 8 nominees out of 11 (73%) being independent.

	Independent No Material Relationship	Management	Reason for Non-independent Status

Catherine M. Best	X

N. Murray Edwards		X	Member of Corporate Management Committee

Timothy W. Faithfull	X

Christopher L. Fong	X

Ambassador Gordon D. Giffin (Lead Independent Director)	X

Wilfred A. Gobert	X

Steve W. Laut		X	Member of Corporate Management Committee

Tim S. McKay		X	Member of Corporate Management Committee

Honourable Frank J. McKenna	X

David A. Tuer	X

Annette M. Verschuren	X

The Board functions independently of management and appoints the Chair. The Executive Chair is considered non-independent. In 2017 the Board re-appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee as Lead Independent Director.

Lead Independent Director

The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in-camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation's Annual General Meeting of Shareholders.

Other Issuer Directorships

The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under "Election of Directors" beginning on page 5.

Executive Sessions of Board and Committee Meetings

Prior to the termination of each Board meeting, the non-management directors meet in executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in-camera, without management present, with the internal auditors of the Corporation and the Corporation's independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in-camera, without management present, with the Corporation's independent reserves evaluators at each meeting the independent reserves evaluators attend.

Average attendance rate in 2017 for all Board meetings held during the year was 100%. For more detailed information regarding the number of Board and Board committee meetings held during 2017 and the attendance of each director at these meetings, refer to the table under "Election of Directors" beginning on page 5.

Board and Committee Mandate

The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board's commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long term shareholder value. The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of 17 members of the senior management group including the Chair of the Board, the Vice-Chairman and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.

The Board's mandate is set out as Schedule "B" to this Information Circular which outlines in detail the responsibilities of the Board.

Audit Committee

Each member of the Audit Committee is independent. The Audit Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  ensure that the Corporation's management implemented a system of internal controls over financial reporting and monitors its effectiveness;

  b)
  monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

  c)
  review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

  d)
  select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the

    Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

  e)
  monitor the independence, qualifications and performance of the Corporation's independent auditors;

  f)
  oversee the audit of the Corporation's financial statements;

  g)
  monitor the performance of the internal audit function;

  h)
  establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;

  i)
  provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

  j)
  review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

Audit Committee Financial Expert

All of the members of the Corporation's Audit Committee are financially literate. Ms. C.M. Best who is Chair of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The Corporation's Annual Information Form contains additional information on the Audit Committee and its members under the section entitled "Audit Committee Information" which includes a full copy of the Audit Committee Charter.

Compensation Committee

The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation's compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including:

  •
  the expertise and experience of the individual;

  •
  the overall performance of the Corporation; and

  •
  an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants:

  (i)
  processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

  (ii)
  compensation trends within the Corporation's geographic area;

  (iii)
  common practices used by companies to compensate employees;

  (iv)
  other trends in compensation practices for incentivizing and compensating employees; and,

  (v)
  other emerging "best practices" in executive compensation.

The Compensation Committee is comprised entirely of independent directors. The Compensation Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  review and approve the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives, organizational performance and long term shareholder interest; and (iv) provides competitive compensation opportunities;

  b)
  selection and retention of compensation consultants and approval of their fees and services to be provided;

  c)
  consider the implications of the risks associated with the Corporation's compensation policies and practices as they relate to executive compensation;

  d)
  approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

  e)
  review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation's management resources, structure, succession planning, development and selection process as well as the performance of key executives;

  f)
  review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation's pension plan which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;

  g)
  review management's Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and,

  h)
  periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.

Health, Safety, Asset Integrity and Environmental Committee

The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof;

  b)
  generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;

  c)
  monitor the Corporation's performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates;

  d)
  review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk;

  e)
  assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and,

  f)
  review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

Nominating, Governance and Risk Committee

The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self-assessment of the Board's performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.

The matrix below illustrates the mix of experience, knowledge and understanding possessed by the nominees to the Board of Directors in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

Experience Description	Directors with relevant experience

Accounting/Finance	6
Climate Change	2
Executive Leadership/Compensation	11
Economics/Business	11
Engineering/Technical	4
Governance	9
Government/Regulatory	9
Health, Safety/Environmental	8
International Business	6
Law	2
Oil and Gas Industry	8
Risk Management	10

The Nominating, Governance and Risk Committee also reviews periodically the adequacy and structure of directors' compensation and makes recommendations to the Board designed to ensure the directors' compensation realistically reflects the responsibilities, time commitments and risks of the directors.

The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;

  b)
  recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

  c)
  provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;

  d)
  provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

  e)
  annually evaluate the performance of each Director;

  f)
  identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next Annual General Meeting of shareholders;

  g)
  review and recommend periodically to the Board, the Corporation's compensation for directors of the Corporation;

  h)
  ensures the Corporation's management has implemented and maintains an effective enterprise risk management program;

  i)
  review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures;

  j)
  review annually the Corporation's Code of Integrity, Business Ethics and Conduct policy; and

  k)
  review annually the Corporation's Board of Directors Corporate Governance Guidelines.

Reserves Committee

The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

  b)
  appoint the independent qualified evaluating engineers and approve their remuneration;

  c)
  report to the Board on the Corporation's petroleum and natural gas reserves; and,

  d)
  if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves and the filing of same with the regulatory authorities.

Director Orientation

The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation's business, current issues, and corporate strategies. They also receive a Director's Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40-F. They receive a copy of the Corporation's Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director's duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

Director Education

The Corporation provides ongoing continuous education programs through key business area presentations, business updates and operations site visits as appropriate. In 2017, detailed presentations to the Board were conducted on the Corporation's (i) North American operations and management organization; (ii) Horizon Project status update and ongoing Horizon Operations; (iii) Horizon and AOSP asset review with tours of Horizon and AOSP plant sites; and, (iv) review of the Britnell/Pelican Lake assets. In addition to the foregoing, each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Each Director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.

Board and Committee Assessment

The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee present the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

Director Retirement Policy

In the interest of Board renewal, the Board established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age of 75 cannot stand for re-election to the Board. The retirement policy is reviewed periodically by the Nominating, Governance and Risk Committee.

Ethics Policy

The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the "Code"). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation's securities. The Code is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management are required to abide by the Code.

The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

Each new employee must also sign an acknowledgement form upon hire, acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

Annually a reminder with a copy of the Code is sent to each director and to all employees reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each director and officer must acknowledge in writing the Code and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.

Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation's anonymous toll-free hot-line.

No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board's knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.

Copies of the Code can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information" on page 52.

Independent Judgment of Directors

To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management's presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.

Diversity and Board Renewal

The Board has adopted a Diversity Policy for the Corporation (see page 11) that addresses the identification and nomination of women as Directors of the Corporation. Diversity in all its forms and in sufficient numbers brings a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board currently includes two women, which represents 25% of the independent director nominees. The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is approximately eleven members. As attrition occurs, the Board is committed to the principle of enhancing the diversity of its members, with an emphasis on identifying and recruiting additional qualified female directors.

In addition to diversity in Board composition, the Corporation encourages the advancement of women. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. Currently the Corporation has 58 women in manager positions including 4 women vice-presidents; one of whom is a member of the senior management team of seventeen, and approximately 450 women who are in supervisory and/or technical roles.

The Board has not adopted term limits for directors. It is felt that term limits can disadvantage the Corporation by it being deprived of the contributions of Directors who have developed an understanding of and insight into the Corporation, knowledge of its industry, operations and management, whose expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. Board renewal is attained through the Board's retirement policy and through regular Board and Director performance assessments. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors serving on the Board. Over the past ten years, four independent and three management directors retired from the Board. Four independent directors and one management director have joined the Board during this time, adding substantial renewal to the Board as well as bringing additional diversity, including gender diversity, and industry, business and managerial experience.

The New York Stock Exchange Corporate Governance Listing Standards

The Corporation, as a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 as amended (the "Exchange Act")) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A-3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation's CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of Rule 10A-3 of the Exchange

Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation's annual report to shareholders.

SCHEDULE "B" TO INFORMATION CIRCULAR DATED MARCH 14, 2018

CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

  1.
  monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;

  2.
  review, and, where appropriate, approve the Corporation's major financial objectives, plans and actions;

  3.
  with the assistance of its standing committees, the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  4.
  succession planning; including appointing, training and monitoring senior management;

  5.
  a communication and disclosure policy for the Corporation; and,

  6.
  the integrity of the Corporation's internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.

Diversity

The Directors believe it is to the best interests of the Corporation to have a Board whose members are diverse in background and experience and can bring a broad perspective to the decision making process for the good governance, guidance, direction and leadership of the Corporation. The Nominating, Governance and Risk Committee reviews and assesses the Board composition and performance annually and recommends the appointment of new Directors. Directors are selected for their ability to exercise independent judgment, experience, expertise and for the diversity of gender, background, experience and skills each individual candidate possesses. As indicated in the Diversity Policy adopted by the Corporation (see page 11), a Board composition where 30% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered.

Election of Directors by Shareholders

Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee. In the considering any such resignation, the resigning Director shall not participate in the relevant Board meeting. The Corporation shall promptly issue a news release regarding the election of Directors and the Board's decision on any such resignation.

Independence

As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's Information Circular.

Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".

Size of the Board

The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Lead Independent Director

The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.

Other Company Directorships

The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company. The Corporation has determined that, where Directors seek to become directors for other oil and gas exploration and production companies, the potential for any conflicts of interest caused by such directorships shall be considered by and, if acceptable, approved by the Nominating, Governance and Risk Committee. When the Nominating, Governance and Risk Committee is considering potential nominees, the potential benefits to, and impacts on, the Board and the Corporation of such directorships shall be considered as part of the evaluation process.

While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.

Term Limits

The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.

Retirement Policy

Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.

DIRECTOR RESPONSIBILITIES

Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities.

Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

New members of the Board shall be provided an orientation which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Director.

BOARD COMMITTEES

The Board has established five (5) standing committees to assist the Board in fulfilling its mandate:

  1.
  Audit Committee;

  2.
  Compensation Committee;

  3.
  Nominating, Governance and Risk Committee;

  4.
  Reserves Committee; and

  5.
  Health, Safety, Asset Integrity and Environmental Committee.

The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.

Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

BOARD EVALUATION

The Nominating, Governance and Risk Committee will sponsor an annual self assessment of the Board's performance, Directors' performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

DIRECTOR COMPENSATION

Senior management of the Corporation shall report periodically to the Nominating, Governance and Risk Committee on the status of the Corporation's Directors' compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.

Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

The Board has also established share ownership guidelines for officers of the Corporation. Share ownership guidelines are based on a multiple of base salary; the Executive Chair, the Executive Vice-Chair, the President and the Chief Operation Officer, four (4) times base salary; the Executive Vice-Presidents and the Senior Vice-Presidents, two (2) times base salary; and, all other officers, one (1) time base salary.

Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long-term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on- going program for management development. The Corporation encourages the advancement of women within the organization and recognizes that it is in the best interests of the Corporation in having a management team that is diverse in background and experience and can bring a broad perspective to the decision making process. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's Management Committee.

COMMUNICATION WITH THE BOARD

The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office of the Corporation at the following address:

  Canadian Natural Resources Limited
  c/o Corporate Secretary
  #2100, 855 – 2nd St. S.W.
  Calgary, Alberta T2P 4J8

  Depending on the subject matter, the Corporate Secretary will:

  •
  Forward the communication to the director to whom it is addressed;

  •
  Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

  •
  Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

The Nominating, Governance and Risk Committee will periodically assess the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies' regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.